TEMBEC INDUSTRIES INC.

ANNUAL REPORT

December 15, 2005

For the fiscal year ended September 24, 2005

Table of Contents

SECTION 1 - MANAGEMENT DISCUSSION & ANALYSIS
ACCOUNTING CHANGES	2
IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS	2
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	2
USE OF NON-GAAP FINANCIAL MEASURES	4
FINANCIAL SUMMARY	4
UNUSUAL ITEMS	6
INCOME TAXES	10
NET EARNINGS (LOSS)	10
ACQUISITIONS AND INVESTMENTS	20
FINANCING ACTIVITIES	20
FISCAL 2004	23
FOURTH QUARTER ANALYSIS	24
RISKS AND UNCERTAINTIES	27
OUTLOOK	30
ADDITIONAL INFORMATION	31

SECTION 2 – CONSOLIDATED ANNUAL AUDITED
FINANCIAL STATEMENTS
AUDITORS' REPORT	34
CONSOLIDATED BALANCE SHEETS	36
CONSOLIDATED STATEMENTS OF OPERATIONS	36
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS	36
CONSOLIDATED STATEMENTS OF CASH FLOWS	37
CONSOLIDATED BUSINESS SEGMENT INFORMATION	38
CONSOLIDATED GEOGRAPHIC SEGMENT INFORMATION	39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	40

SECTION 1

TEMBEC INDUSTRIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS December 15, 2005

The Management's Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s financial performance during the fiscal year ended September 24, 2005 as compared to the fiscal year ended September 25, 2004. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 24, 2005. All references to quarterly or Corporation information relate to Tembec Industries Inc.'s fiscal quarters. "EBITDA" refers to earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses.

The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Corporation to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Corporation's continuous disclosure filings.

Throughout the MD&A, "Tembec" or "Corporation" means Tembec Industries Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Corporation's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Corporation's 50% participation in Temlam Inc., which operates laminated veneer lumber (LVL) plants in Ville Marie and Amos, Quebec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec. "Temrex" refers to the Corporation's 50% participation in Produits Forestiers Temrex, Limited Partnership, which operates two sawmills in the Gaspe region of Quebec. These investments are accounted for by the proportionate consolidation method.

Prior to fiscal 2005, Tembec's operations consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Prior year comparable segment data has been restated to conform to the new segment reporting. On September 24, 2005 Tembec had approximately 10,000 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, Alberta, British Columbia, the states of Louisiana and Ohio as well as in Southern France. Principal facilities are described in the Corporation's Annual Information Form dated December 15, 2005 ("AIF").

On October 28, 2003, the Corporation acquired the assets of a spray-dried resin manufacturer located in Toledo, Ohio. The financial results have been fully consolidated in the Corporation's financial statements for the last 11 months of fiscal 2004 and all of fiscal 2005.

On November 3, 2003, the Corporation acquired the assets of two sawmills located in La Sarre and Senneterre, Quebec. The financial results have been fully consolidated in the Corporation's financial statements for the last 11 months of fiscal 2004 and all of fiscal 2005.

On December 15, 2003, the Corporation acquired the assets of a sawmill located in Chapleau, Ontario. The financial results have been fully consolidated in the Corporation's financial statements for the last 9 1/2 months of fiscal 2004 and all of fiscal 2005.

On August 4, 2004, the Corporation exercised its option to purchase the remaining 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The initial 50% interest had been purchased in March 2001. As the Corporation had effective control, the financial results have been fully consolidated since March 2001. Earnings or losses attributable to minority shareholders were previously reflected in "minority interest". Since August 2004, this is no longer required.

Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

ACCOUNTING CHANGES

Effective September 2003, the Corporation applied the accounting treatment prescribed by EIC-128 of the Canadian Institute of Chartered Accountants (CICA) with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, the Corporation was applying hedge accounting and gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. As well, when derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates, which corresponded to the hedge relationship date. The previous rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Corporation's balance sheet. The Corporation applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a result, the Corporation recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of fiscal 2004. The same amount was also recognized as an asset on the balance sheet.

Effective September 2003, the Corporation adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted in fiscal 2004 did not indicate impairment of long-lived assets. The work conducted at the end of fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill.

Effective October 2003, the CICA introduced new recommendations under section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult when an issue is not specifically addressed by Canadian GAAP. Previously, the Corporation presented sales net of shipping, handling costs and lumber export duties. As a result of applying this new standard, effective September 28, 2003, the Corporation has removed references to gross and net sales.

Effective June 2004, the Corporation adopted the new recommendations of Section 3461 of the CICA with regards to employee future benefits. Section 3461 requires disclosure of additional information concerning defined benefit pension plans and other employee future benefit plans. The disclosure is included in notes 20 and 21 of the audited consolidated financial statements.

Effective September 2004, the Corporation adopted retroactively with restatement the new recommendations of Section 3110 of the CICA with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

As at the date of the MD&A, there were no anticipated accounting changes that would materially impact the financial reporting of future periods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Fixed asset depreciation

The Corporation records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. Forest access roads are depreciated on the basis of harvested volumes and certain equipment is depreciated using the unit of production method. The estimated useful lives of fixed assets are based on judgment and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of depreciation expense. There were no significant adjustments to depreciation rates in fiscal 2004 and 2005. As noted previously, the work conducted at the end of fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill. In addition, an amount of $37.5 million was included in unusual items relating to additional fixed asset depreciation resulting from the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill.

Impairment of goodwill

Accounting standards require that goodwill no longer be amortized to earnings, but be periodically tested for impairment. The Corporation uses certain operating and financial assumptions to conduct its impairment test, principally those contained in its most recent multi-year operating plan. This ensures that assumptions are supported, where available, by relevant independent information. The fiscal 2005 impairment test did find impairment of goodwill in relation to the hardwood flooring and newsprint operations. The carrying value of goodwill was reduced by $25.6 million. The charge to income is included in unusual items.

Impairment of long-lived assets

According to recently implemented guidelines, the Corporation must now review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Corporation uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. The work conducted in fiscal 2004 did not indicate impairment of long-lived assets. The work conducted in fiscal 2005 indicated an impairment of $3.6 million relating to a specialty wood sawmill. The charge to income is included in depreciation and amortization expense.

Employee future benefits

Tembec contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Corporation also provides post-retirement benefits to certain retirees, primarily health-care related. For post-retirement benefits, funding of disbursements is done on a "pay as you go" basis. The Corporation uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2005, ("the measurement date"), the fair value of defined benefit plan assets was $637.5 million, an amount equal to 70% of the estimated accrued benefit obligation of $911.7 million, generating a deficit of $274.2 million. The plan deficit was $138.8 million at the prior measurement date, June 30, 2004. The deficit increase of $135.4 million that occurred over the 12 month period was caused primarily by three items. The deficit was reduced by $16.9 million as plan assets generated returns that exceeded the interest cost on the accrued benefit obligation. The deficit was reduced by a further $18.0 million as employer contributions of $33.9 million, exceeding the current service cost of benefit accruals of $15.9 million. Finally and most significantly, an actuarial loss of $169.7 million increased the accrued benefit obligation at the measurement date. This last item was caused primarily by the decrease from 6.38% to 4.98% of the weighted average discount rate applied to the accrued benefit obligation. The discount rate is tied to the rates applicable to high-quality corporate bonds (AA or higher) in effect as at the measurement date. Pension expense in fiscal 2005 was $27.7 million, as compared to $34.8 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2006 are expected to be approximately $49.7 million and $35.6 million respectively. A description of the Corporation's defined benefit pension plans and assumptions used in the calculations are presented in note 20 of the audited consolidated financial statements.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $75.4 million, an increase from $64.1 million in the prior year. The increase was also due to a decrease in the discount rate, from 6.30% to 4.99%. Employer contributions were $2.9 million as compared to $2.5 million in the prior year. The expense recognized for other employee benefit plans was $7.8 million, up from $7.4 million in the prior year. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2006 are expected to be approximately $2.9 million and $7.3 million respectively. A description of the Corporation's other employee future benefit plans and assumptions used in the calculations are presented in note 21 of the audited consolidated financial statements.

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement values of balance sheet items as well as certain carry-forward items. The Corporation only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. The Corporation periodically reviews the carrying value of its future income tax assets. Additional details are provided in note 19 of the audited consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Corporation believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with GAAP. The Corporation also uses EBITDA internally to evaluate the financial and operating performance of its reportable business segments and individual business units. The Corporation believes it is a useful indicator of the profitability of its business segments and individual business units. Because EBITDA may not be calculated identically by all companies, the presentation in the Corporation's financial statements may not be directly comparable to similarly titled measures used by other companies. A reconciliation of cash flow from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized in note 15 of the audited consolidated financial statements.

OVERVIEW
FINANCIAL SUMMARY
$ millions, unless otherwise noted	2001	2002	2003	2004	2005
Sales	2,990.8	3,391.0	3,346.1	3,664.8	3,585.0

Freight and sales deductions	322.6	396.7	392.0	422.2	413.3
Lumber duties	10.8	17.5	81.2	111.4	89.4
Cost of sales	2,047.6	2,534.6	2,635.9	2,784.1	2,885.6
SG&A	136.4	166.6	162.1	175.7	168.6
EBITDA	473.4	275.6	74.9	171.4	28.1

Depreciation & amortization	202.9	225.7	227.8	232.3	241.3
Unusual items	-	23.8	18.4	9.8	254.5

Operating earnings (loss)	270.5	26.1	(171.3)	(70.7)	(467.7)
Interest, foreign exchange & other	161.1	214.4	122.6	(94.4)	20.1
Loss (gain) on translation of foreign
debt	69.2	(3.7)	(263.9)	(93.5)	(124.8)

Pre-tax earnings (loss)	40.2	(184.6)	(30.0)	117.2	(363.0)
Income taxes (recovery)	14.6	(67.8)	(39.1)	41.3	(54.2)
Minority interests	(0.5)	0.4	(1.7)	0.4	-

Net earnings (loss)	26.1	(117.2)	10.8	75.5	(308.8)
Total assets (at end of year)	4,097.3	3,991.4	3,787.1	3,899.1	3,408.5
Total long-term debt(1)(at end of year)	2,019.1	2,029.3	1,794.9	1,659.3	1,557.6
(1) Includes current portion

SALES
			Total	Price	Volume & Mix
$ millions	2004	2005	Variance	Variance	Variance

Forest Products	1,422.8	1,353.5	(69.3)	(61.3)	(8.0)
Pulp	1,417.6	1,372.6	(45.0)	(83.3)	38.3
Paper	953.5	942.8	(10.7)	29.4	(40.1)
Chemical & other	180.6	208.9	28.3	29.3	(1.0)
	3,974.5	3,877.8	(96.7)	(85.9)	(10.8)
Less: intersegment sales	(309.7)	(292.8)	16.9
Sales	3,664.8	3,585.0	(79.8)

Sales decreased by $79.8 million over the same period a year ago. The decrease occurred primarily in the Forest Products and Pulp segments. The Pulp segment price decrease was partially offset by higher volumes. The opposite occurred in Paper with lower volumes offsetting higher prices. Canadian $ selling prices were negatively impacted by the stronger Canadian $, which averaged US $0.817, an increase of 8% over US $0.754 in the prior year. In terms of geographical distribution the US remained the Corporation's principal market with 48% of sales in fiscal 2005, the same percentage as in the prior year. Canadian sales represented 20% of sales, also the same percentage as the prior year. Sales outside of the US and Canada represented the remaining 32% in fiscal 2005, the same as in the prior year.

Forest Products segment sales decreased by 5% because of lower prices of SPF lumber and OSB. The Pulp segment saw its sales decrease by 3%. Lower selling prices for pulp were only partially offset by higher shipments. Sales for the Paper segment decreased by 1%. Lower shipments of newsprint and specialty papers were partially offset by higher newsprint and coated paper prices.

EBITDA
			Total	Price	Cost &
	2004	2005	Variance	Variance	Volume
$ millions					Variance

Forest Products	129.7	55.0	(74.7)	(61.3)	(13.4)
Pulp	61.4	(24.7)	(86.1)	(83.3)	(2.8)
Paper	(29.8)	(13.1)	16.7	29.4	(12.7)
Chemical & other	10.1	10.9	0.8	29.3	(28.5)
	171.4	28.1	(143.3)	(85.9)	(57.4)

The $143.3 million decrease in EBITDA was driven primarily by the lower profitability of the Forest Products and Pulp segments. All businesses were negatively impacted by higher manufacturing costs. Total EBITDA of $28.1 million represented a margin of 0.8% of sales as compared to a five-year average of 6%. Forest Products EBITDA declined by $74.7 million, primarily as a result of lower selling prices for SPF lumber and OSB. The EBITDA margin was 4.7% versus a five-year average of 5.2%. Pulp EBITDA declined by $86.1 million. While US $ reference prices increased, the 8% strengthening of the Canadian $ versus the US $ led to a $83.3 million negative price variance. The EBITDA margin was negative 1.9% as compared to a five-year positive average margin of 6.5%. Paper EBITDA increased by $16.7 million as a result of higher newsprint and coated paper prices which more than offset the increase in manufacturing costs. The EBITDA margin was negative 1.4% versus a five-year positive average margin of 5.9%. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to selling prices.

A more detailed review of items having impacted sales and EBITDA of each business segment is outlined in a subsequent section of the MD&A. The following sections review the impact of non-EBITDA items on the financial performance of the Company.

DEPRECIATION AND AMORTIZATION
$ millions	2004	2005
Fixed asset depreciation	226.6	234.0
Deferred development and other costs	5.7	3.7
Asset impairment	-	3.6

	232.3	241.3

During the September 2005 quarter, the Corporation recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill.

UNUSUAL ITEMS

Fiscal 2004

During fiscal 2004, the Corporation recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million.

Fiscal 2005

During fiscal 2005, the Corporation recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million.

During fiscal 2005, the Corporation recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The after-tax impact was $91.7 million. The following table summarized the impact by facility:

$ millions	Reduction of	Severance &	Total	Tax	Net After-
	Carrying	Other Closure	Pre-Tax	Recovery	tax
	Values	Costs
La Sarre sawmill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Temiscaming sawmill	-	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
St. Raymond papermill	90.6	10.1	100.7	(32.4)	68.3

	114.7	21.4	136.1	(44.4)	91.7

During fiscal 2005, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Corporation recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating to the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during 2005, the Corporation recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Corporation's existing facilities. However, the relatively poor markets of the last several years combined with the Corporation's requirement to limit capital expenditures has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Corporation performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint businesses. As a result, a goodwill impairment charge of $1.5 million and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &	Total	Tax	Net After-
	Carrying	Other Closure	Pre-Tax	Recovery	tax
	Values	Costs
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

At the end of fiscal 2005, the Corporation had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed in the next fiscal year. Additional details are shown in note 18 of the audited consolidated financial statements.

INTEREST, FOREIGN EXCHANGE AND OTHER
$ millions	20	2005
Interest on indebtedness	141.7	134.4

Amortization of deferred gain on foreign exchange contracts	(149.3)	(117.9)

Derivative financial instruments gain	(84.6)	(30.3)

Investment loss (income)	(22.7)	3.9

Other foreign exchange items	16.6	17.1

Loss on consolidation of foreign integrated subsidiaries	2.0	6.0

Other items	1.9	6.9
	(94.4)	20.1

Interest on indebtedness declined by $7.3 million primarily as a result of the stronger Canadian $. Approximately 94% of the Corporation's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Corporation applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The previous rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Corporation's balance sheet. The Corporation applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2004 and 2005:

	$ millions
	Opening
	Balance	Amortization	Ending Balance
Year ended September 2004	305.6	(149.3)	156.3
Year ended September 2005	156.3	(117.9)	38.4

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Quarter Ending	$ millions
December 2005	20.5
March 2006	17.8
Thereafter	0.1
38.4

Since the beginning of fiscal 2004, the Corporation has shown the market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

The following tables summarize the change in the market value of derivative financial instruments during fiscal 2004 and fiscal 2005:

	$ millions
	Opening		Disbursements	Ending
Year ended September 2004	Balance	Gain (Loss)	(Proceeds)	Balance

Market value of outstanding foreign exchange
contracts	223.4	86.5	(205.0)	104.9
Market value of commodity related derivative
financial instruments	-	(1.9)	11.3	9.4
	223.4	84.6	(193.7)	114.3

	$ millions
	Opening	Gain	Disbursement	Ending
Year ended September 2005	Balance	(Loss)	s (Proceeds)	Balance

Market value of outstanding foreign exchange
contracts	104.9	22.7	(127.4)	0.2
Market value of commodity related derivative
financial instruments	9.4	7.6	(11.3)	5.7
	114.3	30.3	(138.7)	5.9

During fiscal 2005, the Corporation recorded a gain of $22.7 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the prior year, the Canadian $ had increased from US $0.739 to US $0.784 and the Corporation had recorded a gain of $86.5 million. The Corporation received proceeds of $127.4 million relating to foreign exchange contracts during fiscal 2005 as compared to $205.0 million in the comparable period a year ago. In the prior year, the Corporation had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

At the September 24, 2005, the Corporation held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity, down from 7% at the end of the prior year. The fair value of these instruments was nil as compared to $5.8 million at the end of fiscal 2004. The Corporation had natural gas hedges covering approximately 7% of its anticipated requirements for the next year. This compared to the end of the prior year when the Corporation had natural gas hedges covering approximately 25% of its anticipated requirements for the next two years. The fair value of these instruments was $5.7 million at the end of 2005 compared to $3.2 million at the end of 2004. Finally, the Corporation held hedges relating to purchased old newspapers (ONP) representing approximately 3% of its annual recycled fibre purchases, with a fair market value of nil. At the end of the prior year, the Corporation held hedges relating to ONP representing approximately 21% of its annual recycled fibre purchases, with a fair value of $0.4 million.

During fiscal 2004, the Corporation realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares had been acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

GAIN ON TRANSLATION OF FOREIGN DEBT

During fiscal 2005, the Corporation recorded a gain of $124.8 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In the prior fiscal year, the Canadian $ had increased from US $0.739 to US $0.784 and the Corporation had recorded a gain of $93.5 million. The after-tax impact of the gain on translation of foreign denominated debt was $104.2 million as compared to the prior year after-tax gain of $78.4 million.

INCOME TAXES

In fiscal 2004, the Corporation recorded an income tax provision of $41.3 million on pre-tax earnings of $117.2 million. The income tax provision was $0.9 million higher than the projected provision of $40.4 million based on the Corporation's combined Canadian federal and provincial income tax rate of 34.5%. Favorable items reduced this provision by $31.6 million. These included $16.1 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Corporation's non-canadian operations decreased the provision by $14.6 million. Finally, the Corporation benefited by $0.9 million from the manufacturing and processing deduction on its Canadian operations. This tax benefit was phased out by Canadian tax authorities and no longer existed in 2005. However, the loss of this benefit was offset by lower effective tax rates. The above favorable items were more than offset by several items which increased the income tax provision by $32.5 million. The non-recognition of period losses in certain operations increased the provision by $ 21.7 million. The provision was increased by $6.0 million to reflect higher income tax rates in the province of Ontario. The Canadian large corporations tax added a further $5.5 million. Finally, the nondeductible loss on consolidation of foreign subsidiaries increased the provision by $ 3.2 million. Non-deductible expenses decreased the provision by $3.9 million.

In fiscal 2005, the Corporation recorded an income tax recovery of $54.2 million on a pre-tax loss of $363.0 million. The income tax recovery was $66.7 million lower than the projected recovery of $120.9 million based on the Corporation's combined Canadian federal and provincial income tax rate of 33.3%. There was a favourable item which increased the recovery by $19.5 million relating to the non-taxable portion of the exchange on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Corporation's non-Canadian operations increased the recovery by $9.1 million. The above favourable items were more than offset by several items which reduced the income tax recovery by $95.3 million. The non-recognition of period losses, primarily related to our US operations in St. Francisville, Louisiana, reduced the recovery by $32.9 million. As well, the reduction in carrying value of a previously recognized income tax asset relating to the St. Francisville operations further reduced the income tax recovery by $32.2 million. Non-deductible expenses, primarily related to goodwill impairment, decreased the recovery by $23.1 million. The non-deductible loss on consolidation of foreign subsidiaries decreased the recovery by $4.1 million. Finally, the Canadian large corporation tax reduced the recovery by $3.0 million.

Details regarding the Corporation's tax position are outlined in note 19 of the audited consolidated financial statements.

NET EARNINGS (LOSS)

The Corporation generated a net loss of $308.8 million compared to net earnings of $75.5 million in the prior year. As noted previously, the Corporation's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Corporation believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.

	Year ended	Year ended
	September 2004	September 2005
	$ millions	$ millions

Net earnings (loss) as reported
- in accordance with GAAP	75.5	(308.8)
Specific items (after-tax):
Gain on translation of foreign debt	(78.4)	(104.2)
Derivative financial instruments gain	(57.1)	(20.4)
Amortization of deferred gain on
foreign exchange contracts	(100.8)	(79.6)
Asset impairment	-	2.4
Unusual items	6.6	193.4
Net loss excluding specific items
- not in accordance with GAAP	(154.2)	(317.2)

FOREST PRODUCTS
$ millions	2001	2002	2003	2004	2005

Total sales	951.1	1,139.3	1,082.5	1,422.8	1,353.5

Consolidated sales	795.3	966.5	909.0	1,209.6	1,158.0

Lumber duties	10.8	17.5	81.2	111.4	89.4

EBITDA	46.2	70.8	(37.5)	129.7	55.0

EBITDA margin on consolidated sales	5.8%	7.3%	(4.1)%	10.7%	4.7%

Identifiable assets (excluding cash)	735.3	752.4	717.2	846.5	813.8

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Corporation's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As the Corporation's forest activity in Canada is conducted primarily on Crown Lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2005, the Corporation's operations harvested and delivered 8.0 million cubic meters of timber versus 7.6 million cubic meters in 2004. Additional supply of approximately 1.3 million cubic meters was secured mainly through purchases and exchanges with third parties, down from 1.6 million cubic meters in the prior year.

The Forest Products group includes operations located in Quebec, Ontario, Alberta, British Columbia and France. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The SPF Lumber and Panels operations can produce approximately 1.7 billion board feet of lumber and 1.7 million square feet (1/16" basis) of OSB per year. The Specialty Wood operations annually produce 171 million board feet of pine lumber, hardwood lumber and hardwood flooring. The Engineered Wood operations produce laminated veneer lumber (LVL), finger joint lumber, wood I-Beams, rim joists, metal plates and webs. The normal annual capacities of the Forest Product's manufacturing sites are outlined in the Corporation's AIF.

The segment is dominated by SPF lumber, which represented 68% of building material sales in fiscal 2005, as compared to 65% in the prior year. The average selling price of SPF lumber was $22 per mfbm (thousand foot board measure) lower than in the prior year. Average OSB selling prices decreased by $21 per msf (thousand square feet), 28% lower than in the prior year. The lower prices were the result of lower US $ reference prices for random length lumber and a Canadian $ that averaged 8% higher versus the US $. Specialty and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. Overall, Specialty Wood represented 15% of building material sales in fiscal 2005, down from 16% in fiscal 2004. Engineered Wood sales in the year were at 8%, up from 7% in the prior year.

In addition to the above, the Forest Products group produced and shipped approximately 2.0 million tonnes of wood chips in fiscal 2005, 85% of which were directed to the Corporation's pulp and paper operations. In 2004, the group produced 2.3 million tonnes and shipped 79% of this volume to the pulp and paper mills. The internal transfer price of woodchips is based on current and expected market transaction prices.

Total sales for this segment reached $1,353.5 million, a decrease of $69.3 million over the prior year. Lower selling prices for SPF lumber and OSB accounted for most of the decline in sales. Overall, the Forest Products segment generated 32% of Corporation consolidated sales, down from 33% in the prior year. The group's main market is North America, which represented 94% of consolidated sales in fiscal 2005, as compared to 95% in the prior year.

	Sales		Shipments		Selling Prices
	($ millions)		(000 units)		($ / unit)
	2004	2005	2004	2005	2004	2005
SPF Lumber & Panels
SPF Lumber (mfbm) (1) (2)	703.0	681.1	1,443.6	1,464.0	487	465
OSB (msf – 1/16")	109.6	80.0	1,452.5	1,487.8	75	54
Remanufactured Lumber (mfbm)	17.4	14.7	37.7	36.6	462	402
	830.0	775.8
Specialty Wood
Pine and Hardwood (mfbm)	90.8	85.8	108.5	107.3	837	800
Hardwood Flooring (mfbm)	80.6	67.8	17.8	15.3	4,528	4,431
	171.4	153.6
Engineered Wood
LVL (cubic feet)	15.6	16.8	658.8	633.8	24	27
Eng. Finger Joint Lumber (mfbm)	9.1	2.2	15.2	4.9	599	449
Wood I-Beams and Rim Joists (linear ft)	39.9	49.7	27,239	31,274	1.46	1.59
Metal Plates & Webs ('000 lbs)	10.0	9.9	9,795	10,062	1.02	0.98
	74.6	78.6

Total Building Materials	1,076.0	1,008.0

Wood chip & other sales	346.8	345.5

Total Sales	1,422.8	1,353.5

Internal wood chip & other sales	(213.2)	(195.5)

Consolidated Sales	1,209.6	1,158.0
(1) Includes La Sarre and Senneterre for the last 11 months of fiscal 2004 and all of fiscal 2005.
(2) Includes Chapleau for the last 9 1/2 months of fiscal 2004 and all of fiscal 2005.

Markets

The benchmark random length Western SPF lumber net price averaged US $348 per mfbm in 2005, a decrease from US $376 per mfbm in 2004. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) decreased from US $448 per mfbm to US $422 per mfbm in 2005. The Corporation considers these to be relatively high levels, approximately US $30 to US $40 above normal trendline prices for random lumber. The reference price for stud lumber did increase, with the Eastern average lumber price (delivered Great Lakes) up from US $395 per mfbm to US $421 per mfbm, a level approximately US $30 to US $40 per mfbm above trendline prices. This relatively good pricing correlated with a favourable interest rate environment and strong lumber demand as evidenced by US annual housing starts in excess of 2.0 million units.

It has now been approximately 4½ years since the five-year Canada / US Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the US were filed with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) by certain US industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the US after August 16, 2001.

The preliminary countervailing duty continued in fiscal 2002 as the Corporation accrued $11.0 million on lumber shipments to the US from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Corporation's shipments of Canadian softwood lumber to the US.

The aforementioned average rate was assigned specifically to the Corporation based on the USDOC review of our actual historical shipments to the US. During the first half of fiscal 2002, the Corporation accrued a total of $9.7 million relating to shipments to the US between November 6, 2001 and March 30, 2002.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the US lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Corporation's softwood lumber exports to the US were subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. During fiscal 2003, the Corporation incurred a charge of $49.7 million relating to countervailing duty and a charge of $31.5 million for antidumping duty for lumber shipped to the US. During fiscal 2004, the Corporation incurred a charge of $68.3 million relating to countervailing duty and a charge of $43.1 million for antidumping duty. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18% and increased the antidumping rate to 10.59%. On February 17, 2005, the countervailing duty rate was further corrected to 16.37% and the antidumping rate to 9.1%. During fiscal 2005, the Corporation incurred a charge of $57.0 million relating to countervailing duty and a charge of $32.4 million for antidumping duty. The Corporation continues to remit cash deposits to cover the applicable estimated duties based on the revised February 17, 2005 rates.

Overall, the net impact of duties in fiscal 2005 was a charge of $89.4 million, down from $111.4 million in the prior year. Lower prices combined with the lower rates for the last 3 quarters of fiscal 2005 generated the decrease. To the end of September 2005, the Corporation had expensed a total of $310.3 million in duties since May 22, 2002. The following table summarizes duty expensed and remitted over that period. Additional details are outlined in note 14 of the audited consolidated financial statements.

	$ millions
	Duties Expensed	Duties remitted	Duties remitted
	C$	C$	US$
Fiscal 2002	28.3	25.2	15.7
Fiscal 2003	81.2	73.8	50.8
Fiscal 2004	111.4	106.3	80.9
Fiscal 2005	89.4	91.4	73.2
	310.3	296.7	220.6

Operations

While the volume of SPF lumber sold in fiscal 2005 was similar to the shipments of the prior year, there were significant changes to the Corporation's Eastern Canadian SPF operations. In response to lower allowable harvesting levels of timber on crown lands, the Corporation permanently idled three stud lumber sawmills: Kirkland Lake, Ontario; Opasatika, Ontario; and La Sarre, Quebec. The net impact is estimated to be a reduction of production capacity of approximately 100 million FBM. However, the remaining Eastern Canadian sawmills will be approximately 21% larger, in terms of normal production capacity. While the restructuring will yield benefits in future periods, the Corporation did incur transition costs associated with the shutdowns. As well, higher fuel prices led to increased costs for delivered timber. Overall, timber costs increased by $23.6 million and sawmill processing costs increased by $8.7 million.

Overall, lower selling prices for SPF lumber and OSB were the primary cause of the EBITDA decrease of $74.7 million. The EBITDA margin was 4.7%, compared to a five-year average of 5.2%. In fiscal 2005, the Forest Products segment generated more EBITDA than the consolidated EBITDA of the entire Company, as the Pulp and Paper segments generated negative EBITDA. In fiscal 2004, the segment generated 77% of consolidated EBITDA.

PULP
$ millions	2001	2002	2003	2004	2005

Total sales	1,276.3	1,301.7	1,380.4	1,417.6	1,372.6

Consolidated sales	1,202.9	1,228.2	1,290.6	1,334.3	1,290.1

EBITDA	209.8	96.4	72.7	61.4	(24.7)

EBITDA margin on consolidated sales	17.4%	7.8%	5.6%	4.6%	(1.9)%

Identifiable assets (excluding cash)	1,599.8	1,600.7	1,490.1	1,522.7	1,490.1

The Pulp group consists of eleven market pulp manufacturing facilities operating at ten sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Nine of the pulp mills are wholly owned and the Corporation has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Corporation's financial and statistical data include only its 50% proportionate share of these two mills. The Corporation does however have responsibility for marketing the entire output of the two joint ventures. The Corporation's partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. The paper pulp mills can produce approximately 1,860,000 tonnes per year after adjusting for proportionate joint ventures. The specialty pulp mills can produce approximately 380,000 tonnes per year. The annual capacities of the pulp manufacturing sites are outlined in the Corporation's AIF.

Total sales for the Pulp group reached $1,372.6 million, a decrease of $45.0 million from the all-time high of the prior year. While the segment benefited from higher US $ reference prices and shipments, it was not sufficient to offset the impact of a stronger Canadian $, which averaged 8% higher versus the US $. The Group benefited from higher softwood paper pulp selling prices and set a new record for shipments. The Corporation sold an additional 59,100 tonnes of pulp in fiscal 2005, up 3% from the prior year. After eliminating internal sales, the Pulp group generated 36% of consolidated sales, the same percentage as in the prior year.

Markets

The Pulp segment is more "global" than the other business groups within Tembec. In 2005, 80% of consolidated sales were generated outside of Canada and the US, unchanged from the prior year. The Corporation markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada, Signy/Nyon, Switzerland, San Sebastian, Spain, Beijing, China. The Corporation's sales force also markets pulp and paperboard produced by third parties. In fiscal 2005, agency pulp sales totalled 4,400 tonnes compared to 12,100 tonnes in 2004.

Year over year, average selling prices of pulp decreased by $41 per tonne. In fiscal 2004, the benchmark NBSK pulp price (delivered US) increased from US $550 per tonne to US $610 per tonne, and averaged US $626 per tonne. In fiscal 2005, price increases for NBSK continued during the first half of the year, eventually reaching US $645 by March 2005, before falling back to US $585 by September 2005. The average selling price for the year was US $644 per tonne, an increase of US $18 per tonne over the prior year. In last year's MD&A, we had expressed a view that prices would increase in 2005. Although our view on US $ prices turned out to be relatively accurate, we had not anticipated the impact of the declining US $, as the Canadian $ averaged 8% higher and mitigated much of the positive impact of the higher pulp prices. The only positive area was Specialty Pulps, where a reasonably good market resulted in price increases that effectively outpaced the stronger Canadian $. Average selling prices increased by $16 per tonne.

Although, the Corporation did attain record shipments in fiscal 2005, the market weakness experienced in the months of August and September 2005 led to increased inventories of 16,500 tonnes over the prior year. The Corporation views this as a temporary correction and expects to reduce its inventories in fiscal 2006.

	Sales		Shipments		Selling Prices
	($ millions)		(000 tonnes)		($ / tonne)
	2004	2005	2004	2005	2004	2005
Paper pulps
Softwood kraft	508.6	495.4	702.2	749.7	724	661
Hardwood kraft	184.0	173.4	292.0	286.3	630	606
Hardwood high yield	391.0	372.9	658.0	683.5	594	546
Specialty pulps	309.9	308.0	344.8	336.6	899	915

Total pulp sales	1,393.5	1,349.7	1,997.0	2,056.1

Other sales	24.1	22.9

Total sales	1,417.6	1,372.6

Internal sales	(83.3)	(82.5)	(100.7)	(103.4)

Consolidated sales	1,334.3	1,290.1	1,896.3	1,952.7

Operations

While total shipments in fiscal 2005 increased by 59,100 tonnes over the prior year, establishing a new record, the total amount of pulp produced declined by 17,900 tonnes. During 2004, the Pulp group took 73,900 tonnes of total downtime, including 23,100 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhone River in southern France. This compares to 101,600 tonnes of downtime taken in fiscal 2005, which included 46,800 tonnes of market related downtime, primarily in high-yield pulp. There had been no market related downtime in fiscal 2004.

Despite the increased production curtailments, year over year manufacturing costs remained relatively unchanged with higher chemical, energy, freight and supply costs offset by lower labour costs and a more favourable exchange rate on the French pulp mills' Euro costs.

As noted previously, the Corporation remains mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 24, 2005, represented approximately 42 days of production. This was higher than in 2004 when we ended the year with 40 days of production in inventory. The Corporation considers 40 days to be a maximum level.

Total 2005 shipments of 2,056,100 tonnes include 56,500 tonnes of high yield pulp and 34,900 tonnes of softwood kraft pulp consumed by the Corporation's paperboard operations as compared to 55,700 tonnes and 32,500 tonnes respectively in the prior year. As well, 12,000 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 12,500 tonnes in 2004. In all, internal pulp consumption represented approximately 5% of total shipments, unchanged from the prior year.

The eight North American pulp mills purchased approximately 2.3 million bone dry tonnes of woodchips in fiscal 2005, compared to 2.6 million tonnes in the prior year. Of this amount, approximately 49% were supplied by the Forest Products Group, the same percentage as in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in Southern France purchased 1.4 million bone dry tonnes of woodchips in fiscal 2005, unchanged from the prior year. The fibre is mainly sourced from many private landowners.

Overall, improved US $ reference pricing was not able to offset the stronger Canadian $ and margins dropped from 4.6% to negative 1.9%. This compares with a five-year positive average margin of 6.5%. As margins were negative, the Pulp Group did not contribute to total Corporation EBITDA in fiscal 2005. The Pulp Group EBITDA represented 37% of total Corporation EBITDA in 2004.

PAPER
$ millions	2001	2002	2003	2004	2005

Consolidated sales	894.9	1,077.8	1,010.3	953.5	942.8

EBITDA	206.7	93.6	31.4	(29.8)	(13.1)

EBITDA margin	23.1%	8.7%	3.1%	(3.1)%	(1.4)%

Identifiable assets (excluding cash)	1,304.6	1,272.6	1,240.0	1,168.6	913.7

Prior to fiscal 2005, the Paper and Paperboard operations were divided into two reportable segments. Due to organizational and reporting changes, these operations have been regrouped under the Paper segment. Prior year comparable segment data has been restated to conform to the new segment reporting.

The Paper segment includes five paper manufacturing facilities with a total of 13 paper machines. The mills located in Kapuskasing, Ontario and Pine Falls, Manitoba produce newsprint. The facility located in Témiscaming, Quebec produces multi-ply bleached coated paperboard. The paperboard mill is partially integrated with the high yield pulp mill and also consumes pulp manufactured by the Corporation at other sites. The facility located in Saint-Raymond, Quebec produced specialty papers and was permanently shut down in May 2005. The St. Francisville, Louisiana mill produces coated and specialty papers. The total capacity of the Paper Group is 1,140,000 tonnes. The annual capacities of the paper manufacturing sites are outlined in the Corporation's AIF.

The $10.7 million decline in sales resulted, primarily from lower shipments of newsprint and specialty papers, partially offset by higher newsprint and coated paper prices. In February 2004, the Corporation idled No.1 paper machine (70,000 tonnes of annual capacity) at the Kapuskasing, Ontario newsprint mill as a result of weak demand for newsprint. No.1 produced approximately 25,000 tonnes in fiscal 2004 compared to no production in fiscal 2005. The decline in specialty paper shipments relates primarily to the permanent closure of the St. Raymond, Quebec papermill (68,000 tonnes of annual capacity) which occurred in May 2005. The mill produced 57,100 tonnes in fiscal 2004 compared to 36,600 tonnes in fiscal 2005. In last year's MD&A, we had commented on an initiative to convert the St. Raymond mill's production to 100% specialty papers from a combination of coated and specialty papers. This initiative was not successful, primarily as a result of lower demand and prices for the targeted specialty grade, and the mill was closed. The costs of closure was reviewed earlier in the MD&A under "Unusual Items". Overall, the Paper group generated 26% of consolidated sales in fiscal 2005, unchanged from the prior year.

Markets

The focus of the Paper business is North America, which accounted for 98% of sales in 2005, compared to 96% in 2004. The US alone accounted for 87% of sales. In fiscal 2004, the benchmark price for newsprint (48.8 gram –East Coast) increased from US $500 per tonne to US $550 per tonne, and averaged US $530 per tonne. In fiscal 2005, the price increases continued ending the year at US $615 per tonne. The average selling price for the year was US $585 per tonne, an increase of US $55 per tonne over the prior year. After giving effect to the stronger Canadian $, the Corporation's average selling price for newsprint increased by $15 per tonne.

The anticipated recovery in pricing of coated papers finally occurred in fiscal 2005. In the prior year, the benchmark price for coated papers (No 5-40 lb) increased from US $695 per short ton to US $740 per short ton and averaged US $706 per short ton. In fiscal 2005, the price increases continued, ending the year at US $880 per short ton. The average selling price for the year was US $821 per short ton, an increase of US $115 per short ton over the prior year. This increase was partially offset by the stronger Canadian $ and effective prices increased by $93 per short ton or $102 per tonne.

The benchmark for coated bleached boxboard (15 point) averaged US $937 per short ton in fiscal 2005, a US $78 per short ton increase over the prior year. Here again, the improved US $ reference prices were not enough to offset the stronger Canadian $ and lower prices reduced sales by $18 per tonne. The reduction was partially offset by a higher percentage of more expensive sheeted board which reached 35% of paperboard sales in fiscal 2005, compared to 31% in the prior year. The net result was that averaged coated paperboard prices declined by $3 per tonne.

	Total sales		Shipments		Selling Price
	($ millions)		(000 tonnes)		($/tonne)
	2004	2005	2004	2005	2004	2005
Newsprint	352.1	335.3	525.7	489.2	670	685
Coated papers	277.0	291.4	275.3	262.9	1,006	1,108
Coated paperboard	165.1	176.8	139.0	149.1	1,188	1,185
Specialty papers	159.3	137.2	158.4	136.0	1,006	1,009
Total paper sales	953.5	940.7	1,098.4	1,037.2
Other sales	-	2.1
Consolidated sales	953.5	942.8

Although the above table shows all shipments in "metric" tonnes, coated papers and certain specialty papers are sold primarily in short tons.

Operations

In addition to the previously noted production curtailments at Kapuskasing and St. Raymond, the Paper Group also undertook approximately 30,000 tonnes of market related downtime in fiscal 2005, compared to only 1,000 tonnes in the prior year. Weak demand in newsprint and coated paperboard accounted for the bulk of the increased market downtime. Total cash costs at the four Canadian mills increased by $10.8 million, primarily as a result of higher cost for chemicals, energy and freight. Higher fiber, chemical and energy costs also negatively impacted the St. Francisville, Louisiana papermill, but were largely offset by a more favourable exchange rate. The offset was due to the relative increase in the value of the Canadian $ versus the US $. The St. Francisville facility is the Paper Group's largest operation and provides a significant natural hedge against the negative impact of a weaker US $. In fiscal 2005, the St. Francisville mill cash cost of manufacturing, including SG&A, represented approximately 43% of the Group's total costs.

The Paper Group's mills are large users of virgin fibre, primarily in the form of wood chips. During fiscal 2005, the operations purchased 1.0 million bone dry tonnes of virgin fibre, of which approximately 36% was internally sourced, unchanged from the prior year. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2005, these two facilities consumed 92,800 tonnes of wastepaper, down from 103,500 tonnes in 2004.

Overall, fiscal 2005 was another difficult year. Improving US $ prices were largely negated by a stronger Canadian $. Although, the US $ cost base of the St. Francisville mill provided a partial currency offset, the Group's EBITDA margin remained negative 1.4% versus a five-year positive average of 5.9%. The Paper segment reduced total consolidated EBITDA in fiscal 2005 and fiscal 2004.

CHEMICALS
$ millions	2001	2002	2003	2004	2005

Consolidated sales	97.6	118.0	133.5	167.3	194.1

EBITDA	10.6	14.9	8.4	7.7	8.2

EBITDA margin	10.9%	12.6%	6.3%	4.6%	4.2%

Identifiable assets (excluding cash)	68.7	68.5	69.9	77.3	79.8

The Chemical segment operates in three main areas of activity: resins, lignin and alcohol.

The resin business produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming; Longueuil and Trois-Pistoles. In October 2003, the Corporation acquired a fourth manufacturing operation located in Toledo, Ohio which manufactures powder and liquid amino based resins as well as melamine. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales. In addition to its manufactured products the resin binders also markets third party resin binders to complement its customer offering. Sales of third party products totalled $58.1 million in fiscal 2005, compared to $50.9 million in the prior year.

The lignin and alcohol businesses uses waste sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing the two spray dryers. As well, the group operates an ethyl alcohol plant located in Temiscaming, Quebec. The lignin and alcohol businesses effectively convert pulp mill waste into value added products.

	Total Sales		Shipments		Selling Price
	($ millions)		(000 units)		($ per unit)
	2004	2005	2004	2005	2004	2005

Resin and related products (tonnes)(1)	130.0	160.1	111.5	113.8	1166	1,407

Lignin (tonnes)	38.5	35.3	175.0	171.1	220	206

Alcohol (000 litres)	6.2	7.7	9.7	12.3	639	626

Total sales	174.7	203.1

Internal sales	(7.4)	(9.0)

Consolidated sales	167.3	194.1
(1) Includes 100% of BTLSR for the last 11 months of fiscal 2004 and all of fiscal 2005.

Markets

Chemical products are sold primarily in North America with sales representing 86% of the total consolidated sales in 2005, compared to 82% in 2004. Resin products, which accounted for 79% of chemical sales, are designed for the OSB industry and other specialty applications. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical Group sales represented 5% of consolidated sales in 2005, unchanged from the prior year.

The increase in sales of $26.8 million is due primarily to higher prices for resins and related products. The increase in the selling price of resins is due to a higher average value for the mix of products sold as well as higher individual product prices. Despite the higher prices, the EBITDA margin of 4.2% remained relatively unchanged from the prior year. This is to be expected for the Resin business as raw material prices are linked to selling prices. As a result of the poor performance of the Pulp and Paper segments, the Chemical Group generated 33% of total Corporation EBITDA in fiscal 2005, up from 5% in the prior year.

FREE CASH FLOW
$ millions	2001	2002	2003	2004	2005
Cash flow from operations
before working capital changes	277.4	52.3	37.7	234.0	(17.7)
Net fixed asset additions	(230.8)	(98.9)	(131.8)	(142.7)	(145.0)
	46.6	(46.6)	(94.1)	91.3	(162.7)

Cash flow from operations before working capital changes for the fiscal 2005 was negative $18.6 million, a $252.6 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $55.0 million decline in proceeds from derivative financial instruments and a $143.3 million decline in EBITDA. Cash components of unusual items, primarily employee severance, reduced cash flow from operations by a further $31.4 million. In the year ago period, the Corporation had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the year ended September 2005, non-cash working capital items used $19.4 million, as compared to $5.4 million used by the same items in the prior year. After allowing for net fixed asset additions of $145.0 million, "free cash flow" for fiscal 2005 was negative $162.7 million versus a positive amount of $91.3 million a year ago. The Corporation defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

The Corporation had set a free cash flow target of $200 million for fiscal 2005. A shortfall in planned EBITDA of approximately $460 million was partially offset by higher than planned proceeds on derivative financial instruments, principally currency contracts. The EBITDA target was based on a resolution of the lumber dispute with the United States and a refund of duties previously deposited. This did not occur in fiscal 2005. The net result was the Corporation missed its target by $362.7 million. Based on the approved fiscal 2006 budget, the Corporation's free cash flow will be negative $65 million.

CAPITAL SPENDING
$ millions	2001	2002	2003	2004	2005
Forest Products	30.1	41.1	30.3	38.8	70.2
Pulp	94.2	40.6	74.3	88.1	62.5
Paper	104.4	10.4	18.5	13.1	11.1
Chemicals and other	2.1	6.8	8.7	2.7	1.2

Net fixed asset additions	230.8	98.9	131.8	142.7	145.0
As a % of sales	8%	3%	4%	4%	4%
As a % of fixed asset depreciation	118%	45%	59%	63%	63%

In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and continuing export duties on lumber shipped to the US, the Corporation has limited capital expenditures to mandatory projects and those with high rates of return. In fiscal 2005, net fixed asset additions totalled $145.0 million compared to $142.7 million a year ago. The amount spent was equal to 63% of fixed asset depreciation and 4% of sales, unchanged from the prior year. Significant items in fiscal 2005 include $25.4 million representing the Corporation's 50% share of capital expenditures relating to the completion of a laminated veneer lumber (LVL) facility in Amos, Quebec. The plant, owned and operated by the Temlam joint venture, is now complete and in start-up. Capital expenditures of $15.4 million were incurred to modernize the Elko, British Columbia sawmill. Project is now complete and benefits will be realized in fiscal 2006. Finally, an amount of $12.1 was spent on the construction of an anaerobic effluent treatment plant in Témiscaming, Quebec. There remains an amount of $10.0 million to be spent in fiscal 2006. The plant is expected to be operational by the spring of 2006, reducing the sites energy and effluent treatment costs.

ACQUISITIONS AND INVESTMENTS

On October 28, 2003, the Corporation acquired all of the assets of BTLSR Toledo Inc., a custom manufacturer of spray-dried resins located in Toledo, Ohio. The total price paid for the manufacturing assets and the net working capital was $8.5 million in cash. Depending on the financial results of the operation over the five year period following the purchase, the seller may be entitled to additional payments of up to US $3 million. Based on its performance to the end of September 2005, no additional payments to the seller would be required.

On November 3, 2003, the Corporation acquired the assets and net working capital related to two sawmills located in La Sarre and Senneterre, Quebec from Nexfor Inc. The purchase price was $59.1 million paid in cash.

On December 15, 2003, the Corporation acquired the assets and net working capital related to a sawmill located in Chapleau, Ontario from Weyerhaueser Corporation Limited. The purchase price was $25.4 million in cash.

On August 4, 2004, the Corporation exercised its option to acquire the remaining 50% interest in Excel Forest Products, which owns and operated a sawmill located in Opasatika, Ontario, for cash consideration of $6.7 million. The initial 50% interest had been purchased in March 2001.

There were no acquisitions in fiscal 2005.

FINANCING ACTIVITIES

The Corporation's total debt decreased from $1,659.3 million to $1,557.6 million. The decrease was due primarily to the revaluation of the Corporation's US $ denominated debt, the Canadian $ ended the 2005 fiscal year at US $0.854, compared to US $0.784 a year ago. The currency change reduced the Corporation's US $ denominated debt by $124.8 million in fiscal 2005. The Corporation's inability to generate positive free cash flow under the current pricing environment and lumber duties limited its ability to reduce net debt.

As part of its long term strategy, the Corporation has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Corporation to access capital markets at favourable rates. The Corporation remains committed to this program. As the Corporation's leverage at September 2005 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. Improvement in the pricing levels and EBITDA margins of the Corporation's main business segments or a satisfactory resolution of the lumber trade dispute, including refund of deposits, will be required before any reduction in financial leverage can be achieved. Current credit ratings of various agencies on the Corporation and its significant long term debt instruments are outlined in the table below.

Dominion	Moody's	Standard
Bond Rating	Investors	& Poor's
Service	Service
B (low)	B3	CCC+

The Corporation's ratings were reduced during 2005 as the continued low selling prices combined with a stronger Canadian $ and lumber export duties reduced EBITDA margins to very low levels.

LONG-TERM DEBT
$ millions	2004	2005

Tembec Industries – advance from ultimate parent company	67.3	67.3

Tembec Industries – US $500 million 8.5% unsecured senior notes	637.6	585.6

Tembec Industries – US $350 million 7.75% unsecured senior notes	446.3	409.9

Tembec Industries – US $350 million 8.625% unsecured senior notes	446.3	409.9

Tembec SAS debt	21.1	23.6

Proportionate share of Marathon debt (50%)	15.5	12.9

Proportionate share of Temlam debt (50%)	7.5	32.5

Other debt	17.7	15.9

	1,659.3	1,557.6
Current portion included in above	9.4	21.3

During the year, the Corporation's French operations increased its non-interest bearings loans by $4.9 million (Euro 4.0 million) to assist with the financing of certain capital expenditures being undertaken at the pulp mills.

The Marathon joint venture does not currently meet certain financial covenants on its operating line and its term loan with a syndicate of banks. Discussions with lenders are ongoing and the Corporation believes it will reach a satisfactory agreement to maintain and extend the credit agreement. There is no recourse to the shareholders on either of these loan facilities.

At the end of September 2005, Tembec had cash, temporary investments and derivative financial instruments of $21.7 million plus unused operating lines of $211.6 million. At the date of the previous audited financial statements, the Corporation had cash, temporary investments and derivative financial instruments of $184.2 million and unused operating lines of $253.8 million. The Corporation defines "operating lines" to include loans of various duration which are secured by charges on accounts receivable and/or inventories. Operating lines are used to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Corporation's business segments. The Corporation would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines by major area at the end of the last two fiscal years.

OPERATING LINES - UNUSED
$ millions	2004	2005

Canadian operations	177.7	161.4

US operations	21.6	6.2
French operations	44.6	34.1
Proportionate share of joint ventures	9.9	9.9

	253.8	211.6

The availability in Canadian operations relates primarily to two separate operating lines. The Corporation had in place a $140.0 million committed 364-day facility which expired in March 2005. It was replaced by a new three-year committed facility of $150 million. The new facility is secured by receivables and inventory. As at September 2005, the amount available on this facility (borrowing base) was $123.4 million. This availability reduction is normal as inventories are at low levels in September, but increase until March/April due to timber purchases for the Forest Products segment. A second 364-day facility of $100 million expired in June 2005. The facility was replaced with a new three-year committed facility of $200 million. This facility is also secured by receivables and inventory. This amount was fully available at September 2005.

The US operations are supported by a US $20 million 3-year operating facility renewable in May 2006. This facility does have maintenance covenants. They are not unduly onerous and were also met despite relatively poor financial performance of the recent years.

The French operations are supported by several mill specific operating lines totalling approximately Euro 38.2 million. These are essentially "demand" type credits with no specific maturity, subject to periodic reviews. There are no maintenance covenants associated with these operating lines, and unlike the Corporation's other credits, they are secured by receivables only.

The Corporation has a stated objective of maintaining at least $400 million of liquidity, comprising cash on hand, temporary investments and unused operating lines. As can be seen, liquidity at year-end was $233.3 million, well below our stated objective. As well, the fiscal 2006 budget shows a negative free cash flow projection of $65 million, which will further reduce liquidity. In response to this situation, the Corporation has set an objective of generating between $100 million and $150 million of additional liquidity during fiscal 2006. These funds will be raised through several initiatives, including but not limited to, selective asset divestitures and the monetization of a portion of the lumber duties currently held on deposit.

The joint ventures maintain their own various operating lines, without recourse to the Company, to meet working capital and liquidity requirements.

CONTRACTUAL OBLIGATIONS	Total	Within 1	2 – 3 years	4 – 5 years	After 5
$ millions		year			years

FISCAL 2004
Long-term debt	1,659.3	9.4	29.4	458.2	1,162.3
Interest on long-term debt	806.3	129.4	257.3	255.8	163.8
Operating leases	25.8	9.3	8.2	3.3	5.0
Purchase obligations	258.2	124.3	85.5	38.4	10.0
Balance of price - acquisition	8.9	1.2	2.6	3.4	1.7

	2,758.5	273.6	383.0	759.1	1,342.8

CONTRACTUAL OBLIGATIONS	Total	Within 1	2 – 3 years	4 – 5 years	After 5
$ millions		year			years

FISCAL 2005
Long-term debt	1,557.6	21.3	14.0	456.2	1,066.1
Interest on long-term debt	636.3	121.2	240.7	203.4	71.0
Operating leases	27.5	8.6	8.1	4.6	6.2
Purchase obligations	292.1	114.4	83.3	55.6	38.8
Balance of price - acquisition	7.7	1.4	3.4	2.9	-
	2,521.2	266.9	349.5	722.7	1,182.1

The table shows the Corporation's contractual obligations as at September 2004 and 2005. The Corporation has long-term debt with contractual maturities and applicable interest as described in note 9 of the audited consolidated financial statements. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Finally, the balance of price obligation represents the Corporation's proportionate (50%) share of the balance payable by the Temlam joint venture to the previous owners of Jager Building Systems pursuant to its acquisition by Temlam in August 2001.

QUARTERLY FINANCIAL INFORMATION
$ millions
		2004				2005
	Dec.	Mar. 27	June	Sept.	Dec.	Mar. 26	June 25	Sept.
	27		26	25	26			24

Sales	766.3	887.2	1,030.0	981.3	888.8	904.1	957.9	834.2

EBITDA	(9.6)	0.6	91.3	89.1	(13.3)	16.9	27.9	(3.4)
Operating earnings (loss)	(66.7)	(59.4)	33.3	22.1	(92.7)	(45.5)	(166.0)	(163.5)
Net earnings (loss)	52.0	(58.5)	(12.4)	94.4	(4.6)	(25.0)	(142.3)	(136.9)

FOURTH QUARTER ANALYSIS

The Corporation reported a net loss of $136.9 million in the fourth quarter ended September 24, 2005 compared to net earnings of $94.4 million in the same quarter of fiscal 2004.

The Corporation generated negative EBITDA of $3.4 million on sales of $834.2 million compared to EBITDA of $89.1 million on sales of $981.3 million in September 2004 quarter. The decrease in sales of $147.1 million was due primarily to lower selling prices and volumes in Forest Products and lower selling prices in Pulp. Effective Canadian $ prices were also negatively impacted by a stronger Canadian $, which averaged US $0.831, an increase of 9% over US $0.763 in the same quarter of the prior year. The $92.5 million decline in EBITDA was driven by the lower selling prices for Forest Products and Pulp.

During the September 2005 quarter, the Corporation recognized an impairment charge of $3.6 million relating to the Mattawa, Ontario specialty sawmill. The charge to income was included in depreciation and amortization expense.

During the September 2004 quarter, the Corporation recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact was $6.6 million.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Corporation recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating to the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Corporation recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to possibly be installed at the Corporation's existing facilities. However, the relatively poor markets of the last several years combined with the Corporation's requirement to limit capital expenditures has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Corporation performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &	Total	Tax	Net After-
	Carrying	Other Closure	Pre-Tax	Recovery	tax
	Values	Costs
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

At the end of fiscal 2005, the Corporation had disbursed $12.6 million in relation to severance and other closure costs. A balance of $18.8 million remains and is expected to be disbursed in the next fiscal year.

During the September 2005 quarter, the Corporation recorded a gain of $73.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.811 to US $0.854. In the comparable period a year ago, the Canadian $ had increased from US $0.741 to US $0.784, and the Corporation had recorded a gain of $90.4 million. The after-tax impact of the gain on translation of foreign denominated debt was $61.3 million as compared to the prior year after-tax gain of $75.8 million.

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales have benefited from improvements in US $ reference prices for lumber, pulp and paper over the last two years. However, much of the benefit was offset by a strengthening Canadian $ compared to the US $, increasing from an average of US $0.759 in the first quarter of fiscal 2004 to US $0.831 in the fourth quarter of fiscal 2005, a 9% increase. As a result, except for the last two quarters of fiscal 2004, the Corporation has generated marginal levels of EBITDA.

The Corporation's financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by substantial export duties on lumber shipped to the US. Total amount incurred over the last two years was $200.8 million, an amount greater than the total reported EBITDA of $193.6 million.

During the September 2004 quarter, the Corporation recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million.

During the December 2004 quarter, the Corporation recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million.

During the June 2005 quarter, the Corporation recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The after-tax impact was $91.7 million. The following table summarizes the impact by facility:

$ millions	Reduction of	Severance &	Total	Tax	Net After-
	Carrying	Other Closure	Pre-Tax	Recovery	tax
	Values	Costs
La Sarre samwill	15.2	6.1	21.3	(7.2)	14.1
Davidson sawmill	5.7	4.0	9.7	(3.3)	6.4
Temiscaming sawmill	-	0.3	0.3	(0.1)	0.2
Brantford reman	3.2	0.9	4.1	(1.4)	2.7
St. Raymond papermill	90.6	10.1	100.7	(32.4)	68.3

	114.7	21.4	136.1	(44.4)	91.7

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Corporation recorded a non-cash charge of $37.5 million relating to the reduction of the carrying value of fixed assets and a charge of $2.3 million relating to the reduction of the carrying value of other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. The restructuring of operations at St. Francisville is expected to improve profitability by approximately US $17 million per year, based on fiscal 2005 costs. Also during the September 2005 quarter, the Corporation recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. The machines had been acquired to be possibly installed at the Corporation's existing facilities. However, the relatively poor markets of the last several years combined with the Corporation's requirement to limit CAPEX has led to uncertainty regarding the ultimate disposition of this equipment. Finally, the Corporation performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million. The following summarizes the impact of each item:

$ millions	Reduction of	Severance &	Total	Tax	Net After-
	Carrying	Other Closure	Pre-Tax	Recovery	tax
	Values	Costs
St. Francisville papermill	39.8	5.2	45.0	-	45.0
Dismantled machines	30.0	-	30.0	(10.2)	19.8
Goodwill impairment	23.1	-	23.1	(0.4)	22.7

	92.9	5.2	98.1	(10.6)	87.5

While the stronger Canadian $ reduced EBITDA, the Corporation realized significant gains on its derivative financial instruments, primarily US $ foreign exchange contracts. Over the last 8 quarters, the Corporation has recorded $382.1 million of realized and amortized gains on derivative financial instruments, an amount greater than the $276.1 million of interest on indebtedness incurred during the same period.

The Corporation also recorded a gain of $218.3 million on the translation of its US $ denominated debt over the last 2 years. However, the impact of the quarterly translation gains and losses added considerable volatility to the results, with the impact ranging from a gain of $90.4 million in the September 2004 quarter to a loss of $38.5 million in the June 2004 quarter.

FISCAL 2004 COMPARED TO FISCAL 2003
$ million, unless otherwise noted	2003	2004

Sales	3,346.1	3,664.8
EBITDA	74.9	171.4
Operating loss	(171.3)	(70.7)
Net earning (loss)	10.8	75.5
Total assets (at end of year)	3,787.1	3,899.1
Total long-term debt (1) (at end of year)	1,794.9	1,659.3
(1) Includes current portion

The increase in consolidated gross sales of $318.7 million in 2004 was due primarily to higher selling prices and shipment in the Forest Products segment.

In fiscal 2003, the Corporation absorbed unusual item charges of $18.4 million relating to reduced fixed asset carrying values and goodwill impairment. The after-tax impact was $17.5 million. In fiscal 2004, the Corporation absorbed unusual item charges of $9.8 million relating to reduced fixed asset carrying values. The after-tax impact was $6.6 million.

Interest, foreign exchange and other items totalled to a credit amount of $94.4 million in fiscal 2004 as compared to a charge of $122.6 million in fiscal 2003. In fiscal 2004, the Corporation had realized and amortized derivative financial instrument gains of $233.9 million, an increase of $170.6 million over gains of $63.3 million recorded in the prior year. The Corporation also realized an investment gain of $22.7 million or the sale of an investment in shares of a Canadian publicly-traded forest products company.

During fiscal 2004, the Corporation recorded a gain of $93.5 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior fiscal year, the Canadian $ had increased from US $0.634 to US $0.739 and the Corporation had recorded a gain of $263.9 million. The after-tax impact of the gain on translation of foreign-denominated debt was $78.4 million as compared to the prior year after-tax gain of $221.0 million.

For the year ended September 25, 2004, the Corporation generated net earnings of $75.5 million compares to net earnings of $10.8 million in fiscal 2003.

RISKS AND UNCERTAINTIES

Product Prices

Our financial performance is dependent on the selling prices of our products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Corporation is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2006 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

Selling price sensitivity	Impact on	Average
	after-tax earnings	selling prices ($)
	($ millions)	4th Quarter – 2005
Pulp - $25/tonne	35.8	650
Papers - $25/tonne	17.4	927
SPF lumber - $10/mfbm	10.5	436

The Corporation's strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Corporation may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. At September 24, 2005 the Corporation held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity. The fair value of the contracts was nil. At September 25, 2004, the Corporation held lumber futures equal to approximately 7% of its capacity, the fair value of which was $5.8 million.

Foreign Exchange

Our revenues for most of our products are affected by fluctuations in the relative exchange rates of the Canadian $, the US $ and the Euro. The prices for many of our products, including those we sell in Canada and Europe are generally driven by US $ reference prices of similar products. We generate approximately US $2.2 billion of US $ denominated sales annually from our Canadian and European operations. As a result, any decrease in the value of the US $ relative to the Canadian $ and the Euro reduces the amount of revenues we realize on our sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit's relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit's inability to maintain its operations during periods of low prices and/or demand.

Based on 2006, planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US $ versus the Canadian $ and the Euro. For illustrative purposes, we have assumed an increase of 1% in the value of the US $. A decrease would have the opposite effects of those shown below.

Foreign exchange sensitivity
$ millions

Increase EBITDA	27.1
Increase interest expense	(1.2)

Increase cash flow	25.9
Loss on US $ debt translation	(14.8)

Pre-tax earnings	11.1
Tax provision	(6.0)

Net earnings	5.1

As can be seen, interest expense on the Corporation's US $ denominated debt provides only a small offset to its total US $ exposure. To further reduce the impact of fluctuations in the value of the US $, the Corporation has adopted a policy of hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 24, 2005, the Corporation held US $ foreign exchange contracts totalling US $10.8 million with a fair value of $0.2 million. This compares to September 25, 2004 when the Corporation held US $ foreign exchange contracts totalling US $348.9 million with a fair value of $104.9 million. The Corporation's derivative financial holdings at the end of fiscal 2005 are disclosed in note 22 of the audited consolidated financial statements.

Operational Risks

The manufacturing activities conducted by our operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Corporation's major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from 5 to 25 years and are generally subject to regular renewals every 5 years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Corporation has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Corporation expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Corporation has taken a proactive approach to enhance the economic participation of the First Nations in its operations wherever feasible. The Corporation's operations in the United States and France source their fibre requirements from various private sources, primarily through long-term supply arrangements. The Corporation also purchases approximately 105,000 tonnes per year of recycled waste fibre. To mitigate the impact of price fluctuations, the Corporation periodically purchases ONP hedges. At September 24, 2005, the Corporation held hedges relating to ONP representing approximately 3% of its annual recycled fibre purchases. The fair value of these instruments was nil. At the end of the prior year, the Corporation held hedges relating to ONP representing approximately 21% of its annual recycled fibre purchases, with a fair value of $0.4 million.

Energy is an important component of mill costs, especially for high yield pulp mills, newsprint and paper mills. In 2005, we purchased approximately $319 million of energy, 60% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Corporation employs several tactics, including the securing of longer term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). At September 24, 2005, the Corporation did not hold any derivative financial instruments relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Corporation purchases derivative financial instruments to hedge its exposure. At September 24, 2005 the Corporation had natural gas hedges covering approximately 7% of its anticipated requirements for the next year. The fair value of these instruments was $5.6 million. This compared to the end of the prior year when the Corporation had natural gas hedges covering approximately 25% of its anticipated requirements for the next two years. The fair value of these instruments was $3.2 million.

Nearly all the Corporation's manufacturing units have a unionized workforce. Over the past 30 years, the Corporation has successfully negotiated new collective agreements in nearly all instances, with very few work stoppages. At many of the Corporation's facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2005, the Corporation had approximately 6,600 hourly paid employees, nearly all of which are covered by collective bargaining agreements. At the end of September 24, 2005, there were 7 agreements covering 1,388 employees that had expired and were under active negotiations. During fiscal 2006, a total of 17 agreements covering 2,053 employees will expire. The remaining contracts expire at various dates to August 2011. The Corporation anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Corporation's operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Corporation has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of pulp and paper products is capital intensive. The Corporation estimates it must spend approximately $100 million per year on capital expenditures to avoid degradation of its current operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can lead to over supply and lower prices, further increasing the inherent cyclicality of the industry.

Trade Restrictions /Lumber Export Duties

The Corporation's manufacturing operations are located primarily in Canada. However sales into the Canadian market represented only 20% of consolidated sales in 2005. As such, the Corporation's financial results are highly dependant on its ability to sell its products into the "export" markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The current dispute between Canada and the United States over softwood lumber is a case in point. The United States Department of Commerce initially assessed the Corporation with aggregate countervailing and antidumping duties at an average rate of 29%. The combined rate was subsequently reduced to 25.47% in February 2005. The Corporation has made the required cash deposits on its exports of softwood lumber to the US. The final outcome of the dispute is not known at this time.

Financial Risks/Debt Service

The Corporation currently has a non-investment grade rating of CCC+/B3/B (low). The ratings reflect the relatively high use of debt combined with periods of reduced operating earning due to the cyclicality of its three principal business segments. Of the total long-term debt of $1.5 billion, 94% relates to US $ denominated high yield "Senior Notes". The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Corporation will have the required funds to repay the principal due. The Corporation will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. The Corporation's objective is to reduce its leverage and improve its credit ratings prior to the refinancing of the aforementioned Senior Notes.

Growth Strategy/Acquisition

The Corporation has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. The ability to properly evaluate the fair value of acquisitions, to successfully integrate them into our current business operations and to realize the projected profits and returns are inherent risks related to acquisitions. The Corporation has gained significant expertise in evaluating businesses, performing due diligence and integrating new businesses. We believe the industry consolidation of the recent years will continue and that "size" will be required to effectively compete in the global forest products industry.

OUTLOOK

FOREST PRODUCTS

In last year's MD&A, we indicated that we expected a refund of lumber duties deposited and a satisfactory resolution to the long running dispute. This did not occur in fiscal 2005. While Canadian lumber producers made significant progress in improving their relative position via various legal challenges, it has not been possible to convince US authorities to respect their legal obligations as set out by the North American Free Trade Agreement (NAFTA). The $310.3 million of duties charged since May 22, 2002, including $89.4 million in fiscal 2005, have negatively impacted the Corporation's reported financial results. Although we remain cautiously optimistic that a solution could occur in fiscal 2006, we will manage our business on the basis that the duties will continue to be paid throughout the year, albeit on a reduced basis due to a lower antidumping rate expected to be effective in December 2005. As for lumber markets, we were correct in our view that pricing in fiscal 2005 would not be as strong as in the prior year. The weaker US $ also negatively impacted Canadian producers by increasing their relative cost position. In response to this challenging environment and anticipated reductions in future allowable timber harvesting levels, the Corporation restructured its Eastern Canadian SPF sawmill operations. This resulted in the permanent closure of three sawmills. Although total production was reduced by approximately 100 million FBM, the remaining sawmills will be 21% larger on average. The restructuring is expected to yield annual cost savings of approximately $30 million beginning in fiscal 2006. Our view on lumber markets is relatively cautious. Housing starts in North America are currently running at a record pace and we would expect a reduction to more normal levels at some point in the future. As well, the beetle infestation in British Columbia is leading to increased harvesting and production, which in turn will generate an ample supply of lumber in the near and medium term.

PULP

Twelve months ago, we expressed a view that US $ reference prices would exceed US $700 per tonne (NBSK – North America) by early calendar 2005. Although we did see a gradual improvement, prices actually peaked at US $680 per tonne in the February – April 2005 period. We had identified a few risks associated with our outlook, including the requirement for a stronger printing and writing paper business to support the market pulp business. This did not occur in fiscal 2005. As well, for the third consecutive year, we saw the benefit of higher US$ reference prices for pulp largely offset by a stronger Canadian $ and Euro. As at September 2005, the benchmark price for NBSK stood at US $620 per tonne. Given the current weakness of the US $ versus the Canadian $ and the Euro, we view this as an unsustainable price for many producers, particularly those in Eastern Canada where fibre availability and cost remain challenging. Going forward, we anticipate prices to increase to the US $675-700 range in fiscal 2006. If demand is not sufficient to increase prices, we believe a combination of permanent and temporary curtailments will occur, ultimately yielding the same result. On a longer-term basis, the reduced softwood fibre availability in Eastern Canada will require that a few pulp mills be permanently shut. The Corporation is confident that past and planned future improvements at the

Témiscaming, Smooth Rock Falls and Marathon pulp mills will ensure their continued operation. However, their fibre costs and margins will continue to be under pressure until the rationalization occurs.

PAPER

Our view of the newsprint market in fiscal 2005 turned out to be absolutely correct. Price increases, from US $550 per tonne in September 2004 to US $615 per tonne in September 2005, were driven primarily by the stronger Canadian $ and its negative impact on the relative cost position of Canadian newsprint producers. Faced with a continued decline in demand, producers continued to reduce production capacity. In February 2004, the Corporation reduced its capacity by 70,000 tonnes or approximately 12% when it idled No 1 PM at the Kapuskasing newsprint mill. Our view on newsprint is one of modest improvement. At some point, the decline in North American demand should cease, allowing producers to take a pause on capacity reduction. As well, the relatively strong Canadian dollar will continue to put upward pressure on prices. The Corporation has an opportunity to greatly improve its financial performance if satisfactory electricity pricing in Ontario can be achieved. The Kapuskasing newsprint operation, which remains EBITDA positive because of higher efficiencies in all areas except purchased energy, continues to pay $20 million to $30 million more per year for electricity than would be charged in other Canadian provinces. Industry in Ontario effectively subsidizes individual consumers. At some point, economics will prevail over politics, although there is no assurance this will occur in the near term.

Our view of coated papers in fiscal 2005 was also correct. The benchmark price (No 5 – 40 lbs) increased by US $140 per short ton reaching US $880 per short ton. This actually represented a return to more historical levels after a very low pricing period in 2003 and 2004. Unlike our other businesses, which are primarily based in Canada and Europe, our coated paper manufacturing is based in the US. As such, the weaker US $ improves our relative cost position versus non-US producers, which normally leads to better pricing. At current levels, we would not expect any significant price increases in fiscal 2006. The US $ has appreciated versus the Euro in the last 6 months, which will allow imports to be more competitive versus domestic producers. However, higher fossil fuel costs, which are a global phenomenon, will help harden the resolve of producers to maintain or improve pricing. Our efforts in 2006 will be directed at improving the St. Francisville operation by reducing its costs and increasing coated paper production by 10%.

SUMMARY

In summary, the financial results of 2005 fell short of our expectations. Our view of pricing was reasonably accurate but we had not foreseen the weakness of the US $. We had also expected that the softwood lumber dispute would have been resolved by now, leading to a substantial refund of previous deposits and significantly improved cash flow going forward. The Company, like its competitors, is facing higher costs for energy. The pass-through of these costs has proven challenging in light of relatively weak demand in certain areas. The Corporation remains focused on generating between $100 million and $150 million of liquidity via several initiatives in fiscal 2006 and is confident it will achieve this goal. The potential resolution of the softwood lumber battle and the refund of deposits will be a key determinant of financial performance in fiscal 2006.

ADDITIONAL INFORMATION

Additional information relating to Tembec Industries, including the AIF, can be found on SEDAR at www.sedar.com.

SECTION 2

Consolidated Financial Statements of

TEMBEC INDUSTRIES INC.

Years ended September 24, 2005 and September 25, 2004

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montréal (Québec) H3A 3H8	www.kpmg.ca

AUDITORS' REPORT

To the Shareholder of Tembec Industries Inc.

We have audited the consolidated balance sheets of Tembec Industries Inc. as at September 24, 2005 and September 25, 2004, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 24, 2005 and September 25, 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
November 8, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TEMBEC INDUSTRIES INC.
Consolidated Balance Sheets

September 24, 2005 and September 25, 2004
(in millions of dollars)

	2005	2004
		(Restated)

Assets

Current assets:
Cash and cash equivalents	$–	$69.8
Temporary investments	15.7	–
Derivative financial instruments (note 22)	5.9	82.2
Accounts receivable (note 8)	428.1	464.5
Due from parent company, Tembec Inc.	-	18.0
Inventories (notes 3 and 8)	579.4	569.4
Prepaid expenses	24.2	21.5
	1,053.3	1,225.4

Derivative financial instruments (note 22)	–	32.1
Investments	4.9	5.1
Fixed assets (note 5)	2,130.8	2,401.6
Other assets (note 6)	122.8	119.1
Future income taxes (note 19)	93.4	86.9
Goodwill (notes 2, 7 and 17)	3.3	28.9

	$3,408.5	$3,899.1

Liabilities and Shareholder's Equity

Current liabilities:
Operating bank loans (note 8)	$187.7	$73.9
Accounts payable and accrued charges	502.8	520.4
Due to parent company, Tembec Inc.	9.1	-
Current portion of deferred gain on foreign exchange contracts (note 22)	38.4	117.9
Current portion of long-term debt (note 9)	21.3	9.4
	759.3	721.6

Long-term debt (note 9)	1,536.3	1,649.9
Deferred gain on foreign exchange contracts (note 22)	–	38.4
Other long-term liabilities and credits (note 10)	139.5	136.2
Future income taxes (note 19)	116.2	187.1
Minority interests (note 11)	5.4	5.3
Redeemable preferred shares (notes 12 and 13)	25.7	25.7

Commitments and contingencies (note 14)

Shareholder's equity:
Share capital (note 13)	732.3	732.3
Contributed surplus (note 13)	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)
Retained earnings	93.9	402.7
	826.1	1,134.9
	$3,408.5	$3,899.1

See accompanying notes to consolidated financial statements.

On behalf of the Board:

__________(S)____________ Chairman

__________(S)___________ President and Chief Executive Officer

TEMBEC INDUSTRIES INC.
Consolidated Statements of Operations

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)

	2005	2004
		(Restated)

Sales	$3,585.0	$3,664.8

Freight and sales deductions	413.3	422.2
Countervailing and antidumping duties (note 14)	89.4	111.4
Cost of sales	2,885.6	2,784.1
Selling, general and administrative	168.6	175.7

Earnings before unusual items, interest, income taxes,
depreciation and amortization, and other non-operating
expenses (EBITDA) (note 15)	28.1	171.4

Depreciation and amortization (note 16)	241.3	232.3
Unusual items (note 17)	254.5	9.8

Operating loss	(467.7)	(70.7)

Interest, foreign exchange and other (note 18)	20.1	(94.4)
Exchange gain on long-term debt	(124.8)	(93.5)

(Loss) earnings before income taxes and minority interests	(363.0)	117.2

Income taxes (recovery) (note 19)	(54.2)	41.3
Minority interests	–	0.4

Net (loss) earnings	$(308.8)	$75.5

Consolidated Statements of Retained Earnings

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars)

	2005	2004

Retained earnings, beginning of year	$404.1	$328.2
Adjustment resulting from a change in accounting policies (note 1)	(1.4)	(1.0)

Restated retained earnings, beginning of year	402.7	327.2

Net (loss) earnings	(308.8)	75.5

Retained earnings, end of year	$93.9	$402.7

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Statements of Cash Flows

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars)

	2005	2004
		(Restated)

Cash flows from operating activities:
Net earnings (loss)	$(308.8)	$75.5
Adjustments for:
Depreciation and amortization (note 16)	241.3	232.3
Amortization of deferred financing costs	5.4	5.3
Exchange gain on long-term debt	(124.8)	(93.5)
Amortization of deferred gain on foreign exchange contracts (note 22)	(117.9)	(149.3)
Derivative financial instruments gain (note 22)	(30.3)	(84.6)
Proceeds on sale of derivative financial instruments (note 22)	138.7	193.7
Loss on consolidation of foreign integrated subsidiaries	6.0	2.0
Future income taxes (note 19)	(60.0)	34.7
Unusual items (note 17)	223.1	9.8
Other	9.6	8.1
	(17.7)	234.0
Changes in non-cash working capital:
Temporary investments	(15.7)	26.7
Accounts receivable	20.5	(24.7)
Inventories	(28.4)	(59.0)
Prepaid expenses	(3.6)	(6.5)
Accounts payable and accrued charges	6.9	58.0
	(20.3)	(5.5)
	(38.0)	228.5
Cash flows from investing activities:
Acquisition of companies (note 2)	–	(99.7)
Additions to fixed assets	(150.4)	(144.7)
Proceeds from disposal of fixed assets	5.4	2.0
Acquisition of investments, net of disposals	0.2	(1.0)
Other	(19.1)	(15.7)
	(163.9)	(259.1)
Cash flows from financing activities:
Change in operating bank loans	113.8	73.9
Increase in long-term debt	33.7	11.4
Repayments of long-term debt	(10.6)	(52.4)
Increase in other long-term liabilities	4.4	11.6
Repayments of other long-term liabilities	(3.8)	(7.2)
Other	(4.2)	6.2
	133.3	43.5
Foreign exchange loss on cash and cash equivalents held in
foreign currencies	(1.2)	(0.3)

Net increase (decrease) in cash and cash equivalents	(69.8)	12.6

Cash and cash equivalents, beginning of year	69.8	57.2

Cash and cash equivalents, end of year	$–	$69.8

Interest paid in 2005 totalled $135.7 million (2004 - $143.3 million) and income taxes paid amounted to $7.9 million (2004 - $7.5 million).

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Business Segment Information

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars)

					2005

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,158.0	$ 1,290.1	$ 942.8	$ 194.1	3,585.0
Internal	195.5	82.5	–	14.8	292.8
	1,353.5	1,372.6	942.8	208.9	3,877.8
EBITDA	55.0	(24.7)	(13.1)	10.9	28.1
Depreciation and amortization (note 16)	61.9	114.0	60.5	4.9	241.3
Unusual items (note 17)	57.1	3.8	193.6	–	254.5
Operating earnings (loss)	(64.0)	(142.5)	(267.2)	6.0	(467.7)
Net fixed asset additions:
Gross fixed asset additions	74.7	63.0	11.1	1.6	150.4
Proceeds from disposals	(4.5)	(0.5)	–	(0.4)	(5.4)
	70.2	62.5	11.1	1.2	145.0
Goodwill	2.4	–	–	0.9	3.3
Identifiable assets - excluding cash
and cash equivalents	813.8	1,490.1	913.7	190.9	3,408.5
Cash and cash equivalents					–
Total assets					$ 3,408.5

					2004
					(Restated)

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,209.6	$ 1,334.3	$ 953.5	$ 167.4	$ 3,664.8
Internal	213.2	83.3	-	13.2	309.7
	1,422.8	1,417.6	953.5	180.6	3,974.5
EBITDA	129.7	61.4	(29.8)	10.1	171.4
Depreciation and amortization (note 16)	51.7	108.3	66.6	5.7	232.3
Unusual items (note 17)	–	–	9.8	-	9.8
Operating earnings (loss)	78.0	(46.9)	(106.2)	4.4	(70.7)
Net fixed asset additions:
Gross fixed asset additions	40.6	88.2	13.1	2.8	144.7
Proceeds from disposals	(1.8)	(0.1)	–	(0.1)	(2.0)
	38.8	88.1	13.1	2.7	142.7
Goodwill	6.4	–	21.6	0.9	28.9
Identifiable assets - excluding cash
and cash equivalents	846.5	1,522.7	1,168.6		3,829.3
Cash and cash equivalents					69.8

Total assets					$ 3,899.1

TEMBEC INDUSTRIES INC.
Consolidated Geographic Segment Information

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars)

					2005

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales (by final destination):
Canada	$443.4	$53.0	$99.6	$115.2	$711.2
United States	648.8	204.7	822.5	51.7	1,727.7
Pacific Rim and India	13.2	392.7	3.5	5.2	414.6
United Kingdom, Europe and other	52.6	639.7	17.2	22.0	731.5

	$1,158.0	$1,290.1	$942.8	$194.1	$3,585.0

					2004

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales (by final destination):
Canada	$445.1	$68.1	$110.7	$98.2	$722.1
United States	707.9	197.9	805.8	37.6	1,749.2
Pacific Rim and India	14.2	445.5	13.0	6.7	479.4
United Kingdom, Europe and other	42.4	622.8	24.0	24.9	714.1

	$1,209.6	$1,334.3	$953.5	$167.4	$3,664.8

				2005	2004
					(Restated)

Fixed assets and goodwill:
Canada				$1,782.6	$2,014.6
United States				175.1	226.8
United Kingdom, Europe and other				176.4	189.1

				$2,134.1	$2,430.5

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Significant accounting policies:

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million. The restatement resulted in a decrease in net earnings of $0.4 million ($0.01 per share) for the year ended September 25, 2004.

Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a market value basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of fiscal 2004 and the same amount was also recognized as an asset on the balance sheet.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Significant accounting policies (continued): Basis of consolidation

The consolidated financial statements include the accounts of Tembec Industries Inc. (the ''Corporation'') and all its subsidiaries and joint ventures (collectively ''Tembec'' or the ''Company''). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

Business of the Company

The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp byproducts. Intersegment transfers of wood chips, pulp, chemicals and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits and income taxes. Actual results could differ from those estimates.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Significant accounting policies (continued): Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, banker's acceptances and commercial paper with maturities of three months or less and are recorded at cost, which approximates market value.

Inventories

Finished goods are valued at the lower of cost, on a first in, first out or average cost basis, and net realizable value. Other inventories are valued at the lower of cost, on a first in, first out or average cost basis, and replacement cost.

Investments

Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Significant accounting policies (continued):

Fixed assets and government assistance

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period

Buildings, Pulp, Newsprint and Papermill production equipment	20 - 30 years
Sawmill production equipment	10 - 15 years
Boardmill production equipment	25 - 30 years

Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production. Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Goodwill

Goodwill is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit's over the fair value of the identifiable net assets of the reporting unit. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Significant accounting policies (continued):

Other assets

(i) Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

(ii) Financing costs are amortized on a straight-line basis over the expected term of the related debt.

(iii) Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

(iv) Assets held for resale are valued at the lower of cost and net realizable value.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Employee future benefits

Pension benefit plans

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

- the cost of pension benefits provided in exchange for employees' services rendered during the year;

- the interest cost of pension obligations;

- the expected return on pension fund assets based on the fair value of plan assets;

- gains or losses on settlements or curtailments, where, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

- the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans; and

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Significant accounting policies (continued):

Employee future benefits (continued)

Pension benefit plans (continued)

- the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans.

The pension plan obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans

The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Translation of foreign currencies

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in "Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing market rates in the recognition year.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

Investment tax credits related to research and development are recognized in earnings as a reduction of such expenses when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Significant accounting policies (continued): Derivative financial instruments

The Company manages its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value after September 27, 2003, recognized in income. The unrealized gain as of September 27, 2003 is being amortized into earnings based on the original maturity date of the contracts.

  Acquisitions:

2005 - None

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc. ("BTLSR"), a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of U.S. $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

On August 4, 2004, the Company acquired the remaining 50% interest in Excel Forest Products ("Excel"), a sawmill located in Opasatika, Ontario.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Acquisitions (continued):

Details of the acquisitions are as follows:

					2004

		La Sarre
	BTLSR	Senneterre	Chapleau	Excel	Total

Net assets acquired:

Working capital:
Non-cash working capital	$2.6	$9.4	$3.5	$–	$15.5
	2.6	9.4	3.5	–	15.5

Non-working capital:
Investments	–	1.0	–	–	1.0
Fixed assets	5.9	51.3	21.9	–	79.1
Other assets	–	–	–	2.1	2.1
Goodwill	–	–	–	2.5	2.5
Long-term debt and other liabilities	–	(2.6)	–	-	(2.6)
Future income taxes	–	–	–	(0.7)	(0.7)
Minority interests	–	–	–	2.8	2.8
	5.9	49.7	21.9	6.7	84.2

	$8.5	$59.1	$25.4	$6.7	$99.7

Consideration paid in cash	$8.5	$59.1	$25.4	$6.7	$99.7

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Inventories:
	2005	2004

Finished goods	$279.3	$277.5
Logs and wood chips	156.4	157.0
Supplies and materials	143.7	134.9

	$579.4	$569.4
  Investments in joint ventures:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:

	2005	2004

Assets:
Current assets	$76.2	$72.2
Fixed assets and other	161.8	136.9
	$238.0	$209.1

Liabilities and equity:
Current liabilities	$60.7	$46.3
Long-term debt	50.7	39.2
Other long-term liabilities	9.1	10.1
Equity	117.5	113.5
	$238.0	$209.1

Sales	$226.8	$220.5
Expenses	227.3	215.3
Earnings (loss) before income taxes, interest, and minority
interests	$(0.5)	$5.2

Cash provided by (used in):
Operating	$2.2	$8.4
Investing	33.5	(16.5)
Financing	(32.5)	7.4
	$3.2	$(0.7)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Fixed assets:
			2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	$20.2	$–	$20.2	$23.0	$–	$23.0
Production buildings
and equipment:
Pulp mills	1,785.4	845.6	939.8	1,739.4	761.0	978.4
Newsprint and Paper mills	860.6	367.1	493.5	988.2	325.9	662.3
Sawmills	543.9	278.2	265.7	573.3	247.5	325.8
Boardmill	295.7	127.0	168.7	295.2	116.5	178.7
Roads and timber holdings	151.6	65.2	86.4	142.3	57.6	84.7
Other buildings and equipment	89.2	42.7	46.5	93.5	39.8	53.7
Assets under construction	110.0	–	110.0	95.0	–	95.0

	$3,856.6	$1,725.8	$2,130.8	$3,949.9	$1,548.3	$2,401.6
  Other assets:
	2005	2004

Deferred costs, at amortized value:
Development, pre-operating costs and other	$10.0	$11.6
Financing costs	11.3	13.6
Assets held for resale	1.0	4.8
Long-term loans to employees	8.3	9.5
Timber rights	26.1	27.7
Deferred pension costs	66.1	51.9

	$122.8	$119.1

Long-term loans to employees:

Included in long-term loans to employees is $5.6 million (2004 - $6.3 million) of share purchase loans with respect to shares of Tembec Inc., the ultimate parent company. At September 24, 2005, there were 489,575 (2004 - 552,625) shares held in trust in respect of the employee loans for which the market value was $2.38 (2004 - $8.45) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding 10 years.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Goodwill
			Chemicals
	Forest		& other
	products	Paper	products	Consolidated

2004

Goodwill, beginning of year	$3.9	$21.6	$0.9	$26.4
Acquisition (note 2)	2.5	–	-	2.5

Goodwill, end of year	$6.4	$21.6	$0.9	$28.9

2005

Goodwill, beginning of year	$6.4	$21.6	$0.9	$28.9
Goodwill impairment	(4.0)	(21.6)	-	(25.6)

Goodwill, end of year	$2.4	$-	$0.9	$3.3
  Operating bank loans:

The Company had approximately $428.4 million (2004 - $353.3 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. At September 24, 2005, $187.7 million (2004 - $73.9 million) were drawn on the above facilities and $29.1 million (2004 - $25.6 million) were reserved for letters of credit.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Long-term debt:
	2005	2004

Tembec Industries Inc.:

8.625% Unsecured Senior Notes (US$350.0 million)
redeemable at the option of the Company on or after
June 30, 2004 at specified redemption prices, due
June 30, 2009 with semi-annual interest payments due
June 30 and December 30 of each year	$409.9	$446.3

8.50% Unsecured Senior Notes (US$500.0 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
February 1, 2011 with semi-annual interest payments
due February 1 and August 1 of each year	585.6	637.6

7.75% Unsecured Senior Notes (US$350.0 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
March 15, 2012 with semi-annual interest payments
due March 15 and September 15 of each year	409.9	446.3

Advances from the ultimate parent company, Tembec
Inc., with interest at cost to Tembec Inc., with no
specific terms of repayment	67.3	67.3

Tembec SAS:

Unsecured term loans (Euro 2.7 million in 2005 - Euro
3.3 million in 2004), bearing interest at rates up to
1.5%, repayable and maturing at various dates to
December 2013	3.9	5.1

Advances from related company, Tembec Envirofinance
SAS, non-interest bearing, repayable and maturing at
various dates from June 2014 to June 2017	12.6	7.7

Other Tembec SAS obligations	7.1	8.3

Balance carried forward	1,496.3	1,618.6

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Long-term debt (continued):
	2005	2004

Balance brought forward	$1,496.3	$1,618.6

1387332 Ontario Limited (Marathon Pulp joint venture)
(50% proportionate consolidation):

Term loan bearing interest at prime rate plus 2.75%,
maturing March 31, 2006	12.9	15.5

Temlam Inc. (50% proportionate consolidation):
Term loans bearing interest at 6.75% and between prime
rate plus ¾% and 1½%, maturing on various dates to
June 2015, repayable in monthly instalments of
varying amounts	32.5	7.5

Other long-term obligations	15.9	17.7
	1,557.6	1,659.3

Less current portion	21.3	9.4

	$1,536.3	$1,649.9

Certain covenants:

The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholder on either of these loan facilities.

Instalments on consolidated long-term debt for the four years following September 30, 2006 are as follows:

2007	$6.7
2008	7.3
2009	419.8
2010	36.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

10.	Other long-term liabilities and credits:
		2005	2004

	Accrued benefit liability - pension benefit plans	$54.3	$48.6
	Accrued benefit liability - other benefit plans	56.3	53.4
	Balance payable on acquisition of Jager Building Systems Inc.	7.0	6.7
	Reforestation - BC operations	6.1	6.6
	Environment and other asset retirement obligations	7.7	8.3
	Deferred government assistance	–	1.0
	Deferred gain on sale of assets	5.1	5.6
	Other	3.0	6.0

		$139.5	$136.2

11.	Minority interests:

		2005	2004

	AV Cell Inc.	$5.0	$5.0
	Brassac SAS	0.4	0.3

		$5.4	$5.3

12.	Redeemable preferred shares:

		2005	2004

	16,627,500 Series 2 Class B preferred shares	$16.6	$16.6
	9,103,710 Series 4 Class B preferred shares	9.1	9.1

		$25.7	$25.7

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Share capital:

Authorized:

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at any time by the Company and, commencing on June 26, 2011, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 2 Class B shares are entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage paid on the common shares.

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in common shares at the option of the Company.

Unlimited number of Class C shares, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

Unlimited number of non-voting Class D shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

Unlimited number of non-voting Class E shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

	2005	2004

Issued and fully paid:
536,807,704 Class A shares	$732.3	$732.3
Series 2 Class B preferred shares (note 12)	–	–
Series 4 Class B preferred shares (note 12)	–	–

	$732.3	$732.3

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Commitments and contingencies:

Countervailing and antidumping duties:

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

Countervailing duty

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed, and accordingly, the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred during fiscal 2004 relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. For Fiscal 2005, a charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Commitments and contingencies (continued):

Countervailing and antidumping duties (continued):

Antidumping duty

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of the Company's actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002, the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred during Fiscal 2003 relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred during fiscal 2004 relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. For fiscal 2005, a charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Commitments and contingencies (continued):

Commitments:

The Company has entered into operating leases for property, plant and equipment. The Company also has commitments to purchase property, plant and equipment, roundwood, wood chips, gas, electricity and certain chemicals. The Company also has interest payment commitments on long-term debt. All commitments in foreign currencies were measured using the year-end exchange rates. Minimum future payments under these operating leases and other commercial commitments, determined as at September 24, 2005 were as follows:

		Less than	2-3	4-5	More than
	Total	1 year	years	years	5 years

Operating lease obligations	$27.5	$8.6	$8.1	$4.6	$6.2
Purchase obligations	292.1	114.4	83.3	55.6	38.8
Interest payments	636.3	121.2	240.7	203.4	71.0

Other:

Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  EBITDA:

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

	2005	2004

Cash flows from operating activities	$(38.0)	$228.5
Interest on long-term debt	128.7	139.7
Interest on short-term debt	5.7	2.0
Interest income	(2.5)	(3.9)
Investment income (loss)	3.9	(22.7)
Interest capitalized on construction projects	(2.8)	(5.2)
Proceeds from sale of derivative financial instruments	(138.7)	(193.7)
Other foreign exchange items	17.1	16.6
Bank charges and other financing expenses	6.8	5.7
Current income taxes	5.8	6.6
Minority interests	–	0.4
Unusual items - cash portion	31.4	–
Change in non-cash working capital	20.3	5.5
Other	(9.6)	(8.1)

EBITDA	$28.1	$171.4

In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings (loss) prior to unusual items and the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Depreciation and amortization:
	2005	2004

Fixed assets	$234.0	$226.6
Deferred development, pre-operating costs and other	3.7	5.7
Impairment charge	3.6	–

	$241.3	$232.3

During the fourth quarter of 2005, the Company recognized an impairment charge of $3.6 million ($2.4 million after-tax) related to an Eastern Ontario sawmill. These assets are included in the Forest products segment.

  Unusual items: 2005

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million, including $2.5 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of these charges was $14.2 million.

During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, goodwill impairment charges of $1.5 million and $21.6 million, respectively, were recorded. The after-tax effect of these charges was $87.5 million.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Unusual items (continued):

2004

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a paper machine removed from service at a newsprint facility. The after-tax impact of this item was $6.6 million.

The following table provides the components of the unusual items by reportable segment:

			2005

	Forest
	products	Paper	Consolidated

Fixed assets write-down	$34.0	$109.9	$143.9
Fixed assets depreciation	–	37.5	37.5
Goodwill impairment	4.0	21.6	25.6
Other assets (a)	–	6.6	6.6
Write-down of investments	0.2	–	0.2
Obsolescence of inventory and other current assets	2.8	6.5	9.3
Severance and other labour related costs	12.8	10.6	23.4
Idling and other costs	3.3	4.7	8.0

	$57.1	$197.4	$254.5

(a) Includes $3.8 million of other assets related to pulp segment.

2004

Paper

Fixed assets write-down	$9.8

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Unusual items (continued):

During the year, as a result of its restructuring activities, the Company reduced its salaried and hourly workforce at certain locations and recorded approximately $23.4 million for termination costs including severance and other labour-related costs. Idling and other costs of $8.0 million were also recorded.

The following table provides the reconciliation components of the mill closure provisions by reportable segment. No charges were incurred in 2004.

				2005

		Forest
		products	Paper	Consolidated

	Opening balance	$–	$–	$–
	Additions: Severance and other labour-related costs	12.8	10.6	23.4
	Idling and other costs	3.3	4.7	8.0
	Payments: Severance and other labour-related costs	(6.6)	(3.4)	(10.0)
	Idling and other costs	(1.4)	(1.2)	(2.6)

	Ending balance	$8.1	$10.7	$18.8

18.	Interest, foreign exchange and other:

			2005	2004

	Interest on long-term debt		$128.7	$139.7
	Interest on short-term debt		5.7	2.0
	Interest income		(2.5)	(3.9)
	Investment income		3.9	(22.7)
	Interest capitalized on construction projects		(2.8)	(5.2)
			133.0	109.9

	Amortization of deferred financing costs		5.4	5.3
	Amortization of deferred gain on foreign exchange contracts		(117.9)	(149.3)
	Derivative financial instruments gain		(30.3)	(84.6)
	Other foreign exchange items		17.1	16.6
	Loss on consolidation of foreign
	integrated subsidiaries		6.0	2.0
	Bank charges and other financing expenses		6.8	5.7
			(112.9)	(204.3)

			$20.1	$(94.4)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Income taxes:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carryforwards and pool of deductible
scientific research and development expenditures	$374.8	$299.4
Investment tax credits	66.7	55.9
Employee future benefits	13.0	11.8
Foreign exchange contract	–	16.4
Corporate minimum taxes paid	5.6	5.6
Capital loss carryforwards	6.0	6.0
Other	13.8	19.5
Valuation allowance	(146.3)	(64.9)
	333.6	349.7

Future income tax liabilities:
Fixed assets	(251.3)	(356.3)
Exchange gain on long-term debt	(79.7)	(57.1)
Timber rights	(5.9)	(6.5)
Other	(19.5)	(30.0)
	(356.4)	(449.9)

Net future income tax liabilities	$(22.8)	$(100.2)

As reported in the consolidated balance sheet:
Future income tax assets	$93.4	$86.9
Future income tax liabilities	(116.2)	(187.1)

Net future income tax liabilities	$(22.8)	$(100.2)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Income taxes (continued):

Certain subsidiaries have accumulated the following losses and credits for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.

		Expiring
	Amounts	dates

Non-capital loss carried forward for Canadian subsidiaries	$504.0	2006 to 2015
Non-capital loss carried forward for foreign subsidiaries	338.1	2020 to 2025

Pool of deductible scientific research and experimental
development	289.8	Unlimited

Investment tax credits and corporate minimum tax	73.0	2007 to 2014

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2005	2004

Earnings (loss) before income taxes and minority interest	$(363.0)	$117.2

Income taxes based on combined federal and provincial
income tax rates of 33.3% (2004 - 34.5%)	$(120.9)	$40.4

Increase (decrease) resulting from:
Manufacturing and processing deduction	–	(0.9)
Future income taxes adjustment due to rate enactments	–	6.0
Net losses not recognized	32.9	21.7
Change in valuation allowance	32.2	–
Rate differential between jurisdictions	(9.1)	(14.6)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(19.5)	(16.1)
Non-deductible loss on consolidation of foreign
integrated subsidiaries	4.1	3.2
Other permanent differences	23.1	(3.9)
Large corporations tax	3.0	5.5
	66.7	0.9

Income taxes (recovery)	$(54.2)	$41.3

Income taxes:
Current	$5.8	$6.6
Future	(60.0)	34.7

Income taxes (recovery)	$(54.2)	$41.3

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Pension plans:

Defined contribution plans

The Company contributes to defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2005 pension expense was $14.8 million ($14.6 million in 2004.)

Defined benefit plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000 participate in defined contribution plans. Some of the defined benefit plans are contributory. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

Components of net periodic benefit cost for defined benefit plans:

	2005	2004

Current service cost	$15.9	$17.6
Interest cost	45.7	43.8
Actual return on plan assets	(62.6)	(69.9)
Actuarial loss (gain)	169.7	(46.6)
Plan amendments and other	0.7	–

Net expense (income) before adjustments to recognize the long-term
nature on the plans	169.4	(55.1)

Difference between expected and actual return on plan assets	18.7	31.2
Difference between net actuarial loss (gain) and actuarial loss (gain)	(164.6)	58.6
Difference between amortization of past service costs for
the year and actual plan amendment for the year	(0.5)	0.2
Other adjustments	4.7	(0.1)

Net periodic benefit cost	$27.7	$34.8

The Company's funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations arise from improvements to plan benefits. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation. The latest actuarial valuations were conducted for 15 plans on December 31, 2004, 3 on December 31, 2003, and 3 on December 31, 2002.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Pension plans (continued):

Change in accrued benefit obligation:

	2005	2004

Accrued benefit obligation at beginning of year	$716.7	$719.7
Current service cost	15.9	17.6
Interest cost	45.7	43.8
Employee contributions	4.9	4.8
Benefits paid	(32.8)	(30.9)
Plan amendments	0.7	–
Actuarial loss (gain)	169.7	(46.6)
Foreign exchange rate changes and other adjustments	(9.1)	(7.5)
Acquisitions	–	15.8

Accrued benefit obligation at end of year	$911.7	$716.7

Change in fair value of defined benefit plan assets:

	2005	2004

Fair value of defined benefit plan assets at beginning of year	$577.9	$483.7
Actual return on plan assets	62.6	69.9
Employer contributions	33.9	42.2
Employee contributions	4.9	4.8
Benefits paid	(32.8)	(30.9)
Foreign exchange rate changes	(9.0)	(5.0)
Acquisitions	–	13.2

Fair value of defined benefit plan assets at end of year	$637.5	$577.9

The assets of the pension plans are held by an independent trustee and accounted for separately in the Company's pension funds. Based on the fair value of assets held at June 30, 2005, the plan assets were comprised of 1% (2% in 2004) in cash and short-term investments, 4% (5% in 2004) in real estate, 44% (43% in 2004) in bonds and 51% (50% in 2004) in Canadian, U.S. and foreign equities.

Equity securities include Tembec Inc.'s common shares, the ultimate parent company, in the amount of $0.3 million (0.05% of total plan assets held at CIBC Mellon) and $0.7 million (0.17% of total plan assets held at CIBC Mellon) at June 30, 2005 and June 30, 2004, respectively.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Pension plans (continued):

The following table presents the difference between the fair value of the defined benefit pension plan assets and the actuarially determined accrued benefit obligation as at September 24, 2005 and September 25, 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:

	2005	2004

Fair value of defined benefit plan assets	$637.5	$577.9
Accrued benefit obligation	(911.7)	(716.7)

Plan deficit	(274.2)	(138.8)

Employer contributions after measurement date (June 30)	10.8	9.2
Unamortized past service costs	3.2	2.7
Unamortized net actuarial loss	272.0	130.2

Net benefit asset	$11.8	$3.3

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Pension plans (continued):

Amounts recognized in the Consolidated Balance Sheets:

	2005	2004

Deferred pension costs	$66.1	$51.9
Accrued benefit liability	(54.3)	(48.6)

Net benefit asset	$11.8	$3.3

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2005	2004

Fair value of plan assets	$637.5	$499.6
Accrued benefit obligations	(911.7)	(645.4)

Plan deficit	$(274.2)	$(145.8)

Weighted-average significant assumptions:

	2005	2004

Accrued benefit obligation at end of year:
Discount rate	4.98%	6.38%
Rate of compensation increase	3.45%	3.39%

Net periodic benefit cost for the year:
Discount rate	6.38%	5.93%
Rate of compensation increase	3.39%	3.01%
Expected long-term return on assets	7.48%	7.78%

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Other employee future benefit plans:

The Company offers post-retirement life insurance, health care and dental care plans to some of its retirees. The Company offers post-employment health care and dental care plans to disabled employees.

The post-retirement and post-employment plans are unfunded.

The Company measures its accrued benefit obligation for accounting purposes as at June 30 of each year.

Components of net periodic benefit cost for other employee future benefit plans:

	2005	2004

Current service cost	$1.3	$1.4
Interest cost	3.9	4.0
Post-employment	0.9	0.9
Actuarial loss (gain)	8.9	(4.7)
Past service costs	–	1.0
Difference between amortization of past service costs for the
year and actual plan amendment for the year	0.1	(1.0)
Difference between net actuarial loss (gain) and actuarial loss (gain)	(8.4)	5.9
Other adjustments	1.1	(0.1)

Periodic benefit cost	$7.8	$7.4

Change in accrued benefit obligation:

	2005	2004

Accrued benefit obligation at beginning of year	$64.1	$68.2

Current service cost	1.3	1.4
Interest cost	3.9	4.0
Employee contributions	0.3	0.1
Benefits paid	(3.2)	(2.6)
Actuarial loss (gain)	8.9	(4.7)
Past service costs	–	1.0
Foreign exchange rate changes	(1.2)	(1.6)
Post-employment	1.3	(0.2)
Government prescription drug subsidy	–	(1.5)

Accrued benefit obligation at end of year	$75.4	$64.1

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Other employee future benefit plans (continued):

Change in fair value of other employee future benefit plan assets:

	2005	2004

Fair value of assets of other employee future
benefit plans at beginning of year	$–	$–
Employer contributions	2.9	2.5
Employee contributions	0.3	0.1
Benefits paid	(3.2)	(2.6)

Fair value of assets of other employee future
benefit plans at end of year	$–	$–

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:

	2005	2004

Plan deficit	$(75.4)	$(64.1)

Employer contributions after measurement date (June 30)	0.7	0.8
Unamortized past service costs	0.9	1.0
Unamortized net actuarial loss	17.5	8.9

Net benefit liability	$(56.3)	$(53.4)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Other employee future benefit plans (continued):

Weighted-average significant assumptions:

	2005	2004

Accrued benefit obligation at end of year:
Discount rate (weighted)	4.99%	6.30%
Rate of compensation increase	3.50%	3.50%

Benefit cost for year:
Discount rate (weighted)	6.30%	5.90%
Rate of compensation increase	3.50%	3.50%

Assumed health care cost trend rate at end of year (weighted):
Initial health care cost trend	10.00%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%

Effect of change in health care cost trend rate	1% increase	1% increase
Total of service cost and interest cost	$0.5	$0.5
Accrued benefit obligation	$6.0	$5.1

Effect of change in health care cost trend rate	1% decrease	1% decrease
Total of service cost and interest cost	$(0.4)	$(0.4)
Accrued benefit obligation	$(5.4)	$(4.6)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Financial instruments:

(a) Derivative financial instruments:

The following tables summarize the changes in the market value of derivative financial instruments and in the deferred gain on foreign exchange contracts:

(i) Derivative financial instruments:

	Opening	Gain	Disbursements	Ending
2005	balance	(loss)	(proceeds)	balance

Market value of
outstanding foreign
exchange contracts	$104.9	$22.7	$(127.4)	$0.2

Market value of
commodity-related
derivative financial
instruments	9.4	7.6	(11.3)	5.7
	114.3	$30.3	$(138.7)	5.9

Less current portion	82.2			5.9

	$32.1			$–

	Opening	Gain	Disbursements	Ending
2004	balance	(loss)	(proceeds)	balance

Market value of
outstanding foreign
exchange contracts	$223.4	$86.5	$(205.0)	$104.9

Market value of
commodity-related
derivative financial
instruments	–	(1.9)	11.3	9.4
	223.4	$84.6	$(193.7)	114.3

Less current portion	92.9			82.2

	$130.5			$32.1

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Financial instruments (continued):

(a) Derivative financial instruments (continued):

(ii) Unamortized deferred gain on foreign exchange contracts:

	Opening		Ending
2005	balance	Amortization	balance

Foreign exchange contracts
sold prior to fiscal 2004	$25.8	$(25.8)	$–

Foreign exchange contracts
outstanding at the beginning
of fiscal 2004	130.5	(92.1)	38.4
	156.3	$(117.9)	38.4

Less current portion	117.9		38.4

	$38.4		$–

	Opening		Ending
2004	balance	Amortization	balance

Foreign exchange contracts
sold prior to fiscal 2004	$82.2	$(56.4)	$25.8

Foreign exchange contracts
outstanding at the beginning
of fiscal 2004	223.4	(92.9)	130.5
	305.6	$(149.3)	156.3

Less current portion	149.3		117.9

	$156.3		$38.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Financial instruments (continued):

(b) Foreign currency rate risk:

The Company realizes a significant portion of its sales in foreign currencies, principally US$ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

The Company had the following US$ foreign exchange contracts convertible into Canadian $ at September 24, 2005 and September 25, 2004:

		2005		2004

Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions

2005 - December 2004	–	–	1.5965	61.7
- March 2005	–	–	1.5883	60.6
- June 2005	–	–	1.5792	55.2
- September 2005	–	–	1.6029	55.0

2006 - December 2005	–	–	1.6112	45.0
- March 2006	–	–	1.5617	55.0

	–	–	1.5894	332.5

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________
  Financial instruments (continued):

(b) Foreign currency rate risk (continued):

The Company had the following US$ foreign exchange contracts convertible into Euros at September 24, 2005 and September 25, 2004:

		2005		2004

Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2005 - December 2004	–	–	1.0012	2.2
- March 2005	–	–	1.0953	2.2
- June 2005	–	–	1.0911	2.2
- September 2005	–	–	1.0744	1.9

2006 - December 2005	1.2050	1.7	1.1145	0.9
- March 2006	1.1671	1.9	1.1461	1.6
- June 2006	1.1480	1.4	1.1480	1.4
- September 2006	1.1479	1.7	1.1479	1.7

2007 - December 2006	1.2752	1.4	1.2075	0.7
- March 2007	1.2280	1.0	1.2006	0.7
- June 2007	1.2092	0.7	1.2092	0.7
- September 2007	1.3052	0.7	1.2125	0.2

2008 - December 2007	1.3498	0.3	–	–

	1.2033	10.8	1.1124	16.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Financial instruments (continued):

(c) Commodity price risk:

Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 24, 2005 and September 25, 2004, the Company did not hold any significant commodity price hedges.

(d) Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 24, 2005 and September 25, 2004 was $5.8 million and $6.2 million, respectively.

(e) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 24, 2005 were $1,590.4 million (2004 - $1,691.8 million) and $1,114.9 million (2004 - $1,731.1 million), respectively. The fair value of long-term debt that is actively traded is based on the closing trading value at the respective year-end dates.

The fair value of the long-term debt that is not actively traded, balance payable on acquisition of companies and redeemable preferred shares debt has been determined based on management's best estimate of the fair value to renegotiate these financial instruments with similar terms at the respective year-end dates.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission (SEC) for the two years ended September 24, 2005 and September 25, 2004.

If U.S. GAAP were employed, the net earnings (loss) for the year would be adjusted as follows:

	2005	2004

Net earnings (loss) under Canadian GAAP	$(308.8)	$75.5

Adjustments:
Amortization of deferred gain on foreign exchange contracts (a)	(115.8)	(145.1)
Income taxes (b), (c)	39.0	46.5
Share in loss of affiliated companies (a), (d)	(2.2)	(4.0)
Goodwill impairment charge (c)	(9.1)	–
Depreciation of fixed assets (c)	0.3	0.3
Amortization of pre-operating costs (d)	2.0	1.4
Development and pre-operating costs (d)	(1.3)	(3.5)
Pension	0.9	(0.3)

Net loss under U.S. GAAP	$(395.0)	$(29.2)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholder's equity is as follows:

	2005	2004

Total assets under Canadian GAAP	$3,408.5	$3,899.1
Adjustments:
Goodwill (c)	–	9.1
Fixed assets (c)	(7.0)	(7.3)
Investments (a), (d), (e)	109.4	116.5
Proportionate consolidation (e)	(229.1)	(209.1)
Other assets:
Deferred development and pre-operating costs (d)	(9.2)	(9.9)
Deferred pension costs (f)	3.1	(1.2)
Future income taxes (b), (c)	26.0	14.6
	(106.8)	(87.3)

Total assets under U.S. GAAP	$3,301.7	$3,811.8

	2005	2004

Total liabilities under Canadian GAAP	$2,582.4	$2,764.2
Adjustments:
Deferred gain on foreign exchange contracts (a)	(37.6)	(153.3)
Proportionate consolidation (e)	(120.5)	(95.6)
Future income taxes (b), (c)	(10.7)	40.4
Pension liabilities (f)	174.0	61.7
	5.2	(146.8)

Total liabilities under U.S. GAAP	$2,587.6	$2,617.4

Total shareholder's equity under Canadian GAAP	$826.1	$1,134.9

Total asset adjustments	(106.8)	(87.3)

Total liability adjustments	(5.2)	146.8

Total shareholder's equity under U.S. GAAP	$714.1	$1,194.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(a) Derivative financial instruments:

Prior to September 28, 2003, under Canadian GAAP, the Company applied hedge accounting for derivative financial instruments, which mainly consist of foreign exchange contracts, which were used to hedge future revenue stream.

Effective September 28, 2003, as a result of the adoption in Canada of the Accounting guideline AcG-13 of the CICA Handbook, the Company started accounting for derivative financial instruments on a market value basis. As a result, a deferred gain was recognized at the beginning of the fiscal year 2004 and is being amortized into earnings based on the original maturity dates of the then outstanding foreign exchange contracts.

Under U.S. GAAP, such derivative financial instruments were never accounted for using hedge accounting and, consequently, periodic changes in unrealized gains and losses on these derivative financial instruments are included in earnings based on the change in their current market value. Accordingly, the only difference remaining between Canadian and U.S. GAAP in respect of these derivative financial instruments is the amount of the deferred gain either recognized in each year or not yet recognized in earnings under Canadian GAAP. The outstanding balance of the deferred gain and the amount recognized in earnings during the year on such derivative financial instruments are reversed out of earnings and shareholder's equity under U.S. GAAP.

(b) Income taxes:

On October 1, 2000, Tembec adopted the Canadian accounting recommendations for income taxes (CICA Handbook Section 3465). The Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with those of U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

(c) Income taxes related to purchase accounting and goodwill:

(i) Prior to adoption of CICA Handbook Section 3465, deferred tax assets or liabilities resulting from temporary differences between the recorded costs of acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continued differences because Tembec has adopted CICA Handbook Section 3465 prospectively.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(c) Income taxes related to purchase accounting and goodwill (continued):

(ii) Furthermore, under US GAAP, goodwill resulted from purchase price allocation, which did not exist under Canadian GAAP and was found to be impaired as a result of the annual impairment test and was subsequently written off.

(d) Deferred development and pre-operating costs:

Under U.S. GAAP, certain development and pre-operating costs, capitalized under Canadian GAAP, would have been charged against earnings.

(e) Joint ventures:

Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method. Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

(f) Pension liabilities:

At September 24, 2005, $170.9 million (2004 - $62.1 million) was recognized as an additional minimum pension liability on the balance sheet and in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plans' assets.

(g) Comprehensive income:

Under U.S. GAAP, the Company is required to disclose certain information about comprehensive income. This information would be as follows for the years ended September 24, 2005 and September 25, 2004:

	2005	2004

Loss under U.S. GAAP	$(395.0)	$(29.2)

Other comprehensive (loss) income:
Minimum pension liabilities, net of income taxes (f)	(85.2)	61.6

Comprehensive loss	$(480.2)	$32.4

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 24, 2005 and September 25, 2004
(in millions of dollars, unless otherwise noted)
_________________________________________________________

  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(g) Comprehensive income (continued):

At September 24, 2005 and September 25, 2004, accumulated other comprehensive loss amounts to $129.6 million and $44.4 million, respectively.

  Comparative figures:

Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005.